UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Second quarter 2020 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	Second quarter 2020 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 31, 2020

Item 1

Earnings Release | 2Q.2020
Banco Santander México
1

Banco Santander México Reports Second Quarter 2020 Net Income of Ps.4,230 Million

-	Maintaining financial strenght under COVID-19 pandemic

-	Loan growth supported by commercial and mortgages loans

-	Strong liquidity and capital position

-	Net income down 24.6% YoY, mainly impacted by Ps. 3.9 billion pesos of preemptive loan loss provisions in preparation for future losses resulting from the pandemic

Mexico City – July 29th, 2020, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and six-month periods ending June 30th, 2020.

Banco Santander México reported net income of Ps.4,230 million in 2Q20, representing decreases of 24.6% YoY and 21.9% QoQ. On a cumulative basis, net income for the first half of the year, reached Ps.9,644 million, representing a 11.5% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	2Q20	1Q20	2Q19	%QoQ	%YoY	6M20	6M19	%YoY
Net interest income	15,931	16,896	16,588	(5.7)	(4.0)	32,827	33,037	(0.6)
Fee and commission, net	4,598	4,697	4,697	(2.1)	(2.1)	9,295	9,123	1.9
Core revenues	20,529	21,593	21,285	(4.9)	(3.6)	42,122	42,160	(0.1)
Provisions for loan losses	8,350	5,165	4,454	61.7	87.5	13,515	8,772	54.1
Administrative and promotional expenses	9,599	9,785	9,482	(1.9)	1.2	19,384	18,738	3.4
Net income	4,230	5,414	5,608	(21.9)	(24.6)	9,644	10,899	(11.5)
Net income per share[1]	0.62	0.80	0.83	(21.8)	(24.8)	1.42	1.61	(11.7)

Balance Sheet Data (Million pesos)	Jun-20	Mar-20	Jun-19	%QoQ	%YoY	Jun-20	Jun-19	%YoY
Total assets	1,929,350	1,802,210	1,368,187	7.1	41.0	1,929,350	1,368,187	41.0
Total loans	751,219	775,809	700,329	(3.2)	7.3	751,219	700,329	7.3
Deposits	789,740	810,340	721,288	(2.5)	9.5	789,740	721,288	9.5
Shareholders´ equity	146,536	141,041	133,829	3.9	9.5	146,536	133,829	9.5

Key Ratios (%)	2Q20	1Q20	2Q19	bps QoQ	bps YoY	6M20	6M19	bps YoY
Net interest margin	4.48	5.45	5.76	(97)	(128)	4.93	5.67	(74)
Net loans to deposits ratio	91.81	92.94	94.13	(113)	(232)	91.81	94.13	(232)
ROAE	11.86	15.48	17.29	(362)	(543)	13.52	16.80	(328)
ROAA	1.01	1.35	1.63	(34)	(62)	1.15	1.59	(44)
Efficiency ratio	40.71	43.95	44.29	(324)	(358)	42.28	44.55	(227)
Capital ratio	16.69	16.23	16.50	46	19	16.69	16.50	19
NPLs ratio	2.51	2.16	2.23	35	28	2.51	2.23	28
Cost of Risk	3.14	2.65	2.70	49	44	3.14	2.70	44
Coverage ratio	138.81	135.17	136.56	364	225	138.81	136.56	225

Operating Data	Jun-20	Mar-20	Jun-19	%QoQ	%YoY	Jun-20	Jun-19	%YoY
Branches	1,050	1,050	1,220	0.0	(13.9)	1,050	1,220	(13.9)
Branches and offices[2]	1,406	1,406	1,394	0.0	0.9	1,406	1,394	0.9
ATMs	9,142	9,096	8,749	0.5	4.5	9,142	8,749	4.5
Customers	18,641,282	18,374,959	17,220,259	1.4	8.3	18,641,282	17,220,259	8.3
Employees	20,062	19,638	19,403	2.2	3.4	20,062	19,403	3.4

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 2Q.2020
Banco Santander México
2

I. CEO Message / Key Highlights for the Quarter

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “This past quarter was quite challenging, as we began seeing the impact of the Covid-19 pandemic on the Mexican economy, our business and, of course, our financial results. Despite these adverse developments, our bank remains strong and focused principally on three key areas: first, executing our strategy to support customers and minimize the impact of the pandemic on their finances; second, closely monitoring the asset quality of our portfolio; and third, continue strengthening our capital and liquidity levels, which remain solid and well above minimum regulatory levels.

During the second quarter, loan volumes grew over 7% year-over-year, while we experienced a shift in our portfolio mix toward lower yielding segments. Consumer and SME loans started to contract, in line with market trends. Although asset quality deteriorated only slightly in the quarter, we decided to book precautionary loan loss provisions of Ps.3.9 billion in addition to normal quarterly provisions, in preparation for higher future losses. On the other hand, total deposits continued to expand, increasing 9.5% during the quarter, with individual demand deposits growing at 23%, driven partly by our promotion campaigns and strengthening our liquidity profile.

The solid growth in our retail deposits also reflects our ongoing investments to enhance our bank’s value offering, including better digital experiences for customers. In this new environment, the use of digital channels has increased steadily, with digital sales almost doubling and now accounting for 44% of total product sales. These investments have also strengthened customer loyalty, helping us make significant progress in expanding our base of both loyal and digital customers.

In response to the current health and economic crisis, we have acted swiftly and decisively to fortify our bank, with the goal of mitigating its impact on our operations and customers’ finances. In addition to maintaining protocols and measures that help safeguard our employees and customers, we have continued serving clients with high standards at our branches and via digital channels. Our bank is well-positioned to help support customers as they recover from this unprecedented crisis. That confidence lies in our strong capital base and high levels of liquidity, which will allow us to effectively meet the complex and temporary challenges that we are facing.”

II. Summary of 2Q20 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of June 2020, increased 7.3% YoY, or Ps.50,890 million, to Ps.751,219 million, and decreased 3.2%, or Ps.24,590 million, on a sequential basis.

During the quarter, the Bank experienced a sequential contraction in loan growth, explained by a higher base during 1Q20, due to the strong expansion of commercial loans where corporate, middle-market and

Earnings Release | 2Q.2020
Banco Santander México
3

government clients drew on their committed lines of credit generating significant increases in these segments. Meanwhile, consumer loans (including credit cards loans) and SME loans started to contract in line with market trends, while mortgage loans maintained a good performance.

Deposits

Deposits, which represent 79.3% of Banco Santander México’s total funding1, increased 9.5% YoY in June 2020, and decreased 2.5% sequentially. In turn, demand deposits increased 10.5% YoY, while term deposits increased 7.7% YoY, as lower interest rates made customers favor short term liquidity. In turn, demand deposits decreased 4.4% sequentially while time deposits grew 0.9%. It is worth noting that deposits from individuals and corporates expanded by 16.8%, and 6.2% YoY, respectively. The increase in individual deposits was supported by the Bank’s campaigns.

In June 2020, demand deposits from individuals represented 33.1% of total demand deposits, compared with 29.8% in June 2019. Term deposits from individuals represented 32.2% of total term deposits, remaining flat compared with June 2019. Total deposits from individuals expanded 16.8% YoY.

The loans-to-deposits ratio stood at 91.81% in June 2020, which compares with 94.13% in June 2019, and 92.94% in March 2020, maintaining a sound funding position.

Net income

Banco Santander México reported 2Q20 net income of Ps.4,230 million, representing decreases of 24.6% YoY, and 21.9% QoQ. A non-recurrent increase in market related income compensated higher provisions for loan losses along with a contraction in net interest income.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 2Q.2020
Banco Santander México
4

Net income statement
Million pesos				% Variation				% Variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19
Net interest income	15,931	16,896	16,588	(5.7)	(4.0)	32,827	33,037	(0.6)
Provisions for loan losses	(8,350)	(5,165)	(4,454)	61.7	87.5	(13,515)	(8,772)	54.1
Net interest income after provisions for loan losses	7,581	11,731	12,134	(35.4)	(37.5)	19,312	24,265	(20.4)
Commission and fee income, net	4,598	4,697	4,697	(2.1)	(2.1)	9,295	9,123	1.9
Net gain (loss) on financial assets and liabilities	3,283	883	564	271.8	482.1	4,166	896	365.0
Other operating income	(232)	(212)	(440)	9.4	(47.3)	(444)	(991)	(55.2)
Administrative and promotional expenses	(9,599)	(9,785)	(9,482)	(1.9)	1.2	(19,384)	(18,738)	3.4
Operating income	5,631	7,314	7,473	(23.0)	(24.6)	12,945	14,555	(11.1)
Equity in results of associated companies	35	4	0	775.0	100.0	39	0	100.0
Operating income before income taxes	5,666	7,318	7,473	(22.6)	(24.2)	12,984	14,555	(10.8)
Income taxes (net)	(1,436)	(1,904)	(1,865)	(24.6)	(23.0)	(3,340)	(3,656)	(8.6)
Net income	4,230	5,414	5,608	(21.9)	(24.6)	9,644	10,899	(11.5)
Effective tax rate (%)	25.34	26.02	24.96			25.72	25.12

2Q20 vs 2Q19

The 24.6% year-on-year decrease in net income was principally driven by:

i)	An 87.5%, or Ps.3,896 million, increase in provisions for loan losses, mainly due to a special charge of loan loss provisions in addition to those regularly required of Ps.3,915 million in light of the deterioration of the economic environment and in anticipation of a possible deterioration of the loan portfolio;

ii)	A 4.0%, or Ps.657 million, decrease in net interest income, reflecting lower interest rates and lower balances in the high-yielding segments;

iii)	A 1.2%, or Ps.117 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, contributions to IPAB and professional fees, partly offset by decreases in personnel expenses, other expenses and cash protection services; and

iv)	A 2.1%, or Ps.99 million, decrease in net commissions and fees, mainly due to a decrease in debit and credit card fees, affected by a decline in card transactionality.

The decrease in net income was partially offset by:

i)	A Ps.2,719 million, increase in net gains on financial assets and liabilities, mainly resulting from declining interest rates and markets’ volatility in FX. In addition, the Bank sold certain securities in order to strengthen its liquidity position and generated non-recurring gains;

Earnings Release | 2Q.2020
Banco Santander México
5

ii)	A 23.0%, or Ps.429 million, decrease in income taxes, which resulted in a 25.3% effective tax rate in the quarter, compared to 25.0% in 2Q19; and

iii)	A 47.3%, or Ps.208 million, decrease in other operating expenses, mostly resulting from lower write-offs.

6M20 vs 6M19

The 11.5% year-on-year decrease in net income was principally driven by:

i)	A 54.1%, or Ps.4,743 million, increase in provisions for loan losses, mainly due to a special charge of loan loss provisions in addition to those regularly required of Ps.3,915 million;

ii)	A 3.4%, or Ps.646 million, increase in administrative and promotional expenses, mainly due to higher contributions to IPAB, technology services expenses and professional fees, partly offset by decreases in personnel expenses, taxes and duties and cash protection services; and

iii)	A 0.6%, or Ps.210 million, decrease in net interest income, reflecting lower interest rates and lower balances in the high-yield segments.

The decrease in net income was partially offset by:

i)	A Ps.3,270 million, increase in net gains on financial assets and liabilities, mainly resulting from declining interest rates and markets’ volatility in FX. In addition, the Bank sold certain securities in order to strengthen its liquidity position and generated non-recurring gains;

ii)	A 55.2%, or Ps.547 million, decrease in other operating expenses, mostly resulting from lower write-offs, higher profit from sale of foreclosed assets and lower expenses related to portfolio recoveries, partly offset by higher premiums paid on guarantees for SMEs loan portfolio;

iii)	An 8.6%, or Ps.316 million, decrease in income taxes, which resulted in a 25.7% effective tax rate in 6M20, compared to 25.1% in 6M19; and

iv)	A 1.9%, or Ps.172 million, increase in net commissions and fees, mainly due to increases in financial advisory services, account management, foreign trade and collections and payments, partially offset by decreases in other commissions and fees and debit and credit card fees.

Gross operating income

Banco Santander México’s gross operating income for 2Q20 totaled Ps.23,812 million, representing an increase of 9.0% YoY, and 5.9% QoQ, supported by market related income, which compensated for softer net interest income growth. Gross operating income for 6M20 amounted Ps.46,288 million, increasing 7.5% from 6M19.

Gross operating income is broken down as follows.

	Break down of gross operating income (%)
				Variation (bps)				Variation (bps)
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Net Interest Income	66.90	75.17	75.92	(827)	(902)	70.92	76.73	(581)
Net Commissions and Fees	19.31	20.90	21.50	(159)	(219)	20.08	21.19	(111)
Market related revenue	13.79	3.93	2.58	986	1,121	9.00	2.08	692
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 2Q20 decreased 543 basis points to 11.86%, from 17.29% reported in 2Q19 and 362 basis points from 15.48% in 1Q20. For 6M20, ROAE stood at 13.52%, 328 basis points lower than the 16.80% reported in 6M19.

Earnings Release | 2Q.2020
Banco Santander México
6

Strategic initiatives and commercial actions

Today, thanks to our agile and experienced operational teams, our conservative origination standards, our prudent financial management and to the successful implementation of our investment plan, Banco Santander México is ready to face the situation stemming from the COVID-19 pandemic and any future challenges that may come. The investment plan increased our flexibility and ability to serve clients through various digital channels and strengthen their loyalty at a time when social distancing is necessary.

Since the beginning of the pandemic, the Bank has focused on portfolio recovery and risk analysis, without leaving behind the importance of the investments in technology and digitalization.

Below, we highlight the most relevant aspects of the second quarter:

➢	The Bank's value proposition is complemented by a new range of products, which will allow it to serve customers more comprehensively.

▪	Investments made over the past years in data analytics and quality enhancements continue being key to boosting customer acquisitions and digital sales, increasing digital monetary transactions by 64%, also influenced by the Stay-At-Home measures.

▪	The Bank continues adding new functionalities to its platforms, like the recent integration of a chatbot in SuperNet to assist customers in a more agile way, and the launch of push notifications seeking to increase digital sales and transactionality through the app.

▪	For the second consecutive year, Santander has been recognized by Fintech Americas, a community specialized in financial transformation in Latin America, with the Platinum award, the highest award for Financial Innovation in Mexico, for the development of the technological

Earnings Release | 2Q.2020
Banco Santander México
7

functionality "My Goals", first behavioral science-based tool to drive savings, which is part of the Bank's app.

▪	This year the bank is preparing the launch of a new mobile app that will substitute the existing ones while including significant improvements in functionality. The new app is now being tested among friends and family.

▪	The alliance with Mazda Motor, one of the fastest growing automotive groups in the country with a 5% market share, will allow Santander to be its financial arm in Mexico. With this alliance, Mazda customers will receive auto financing through "Super Auto Santander". This alliance, together with those already established with Peugeot, Suzuki and KTM, is positioning the Bank as a relevant actor in automobile loans in Mexico. June’s auto loan production more than doubled vs. 1Q20 average boosted by this new commercial alliance with Mazda.

▪	Autocompara, the Bank’s auto insurance pricing business, offers new benefits for customers such as 25% discount and more than 12 months without interest. Likewise, Banco Santander made an alliance with Autochilango to further strengthen the car insurance business.

▪	In the context of a drop in rates by the Central Bank, and in order to stimulate demand, Banco Santander México announced on July 7th, a new reduction in the interest rate of its “Hipoteca Plus” to 7.75%, positioning as the lowest in the market.

▪	On July 16th, Banco Santander launched “Hipoteca Free”, the first mortgage in Mexico that will be free of all commissions and costs usually related to the contracting of this type of credits, with which the client will only cover the notary expenses, creating a disruptive product that will mark a new trend in the mortgage market.

▪	Santander is the first bank in Mexico to offer a card without numbers to its customers, which has had a transaction acceptance by cardholders of 70%. More than 290 thousand clients have now a digital card, which represents 8.5% of total customers.

▪	During the Hot Sale, the Bank offered 20% discount in participating online stores when using the digital card, and 10% discount on Amazon and Mercado Libre when paying with credit or debit card.

▪	As of April 6th, Santander started to commercialize two new insurances that clients can hire from home: “Hospitalización” that protects clients against COVID-19 since day one and “Blindaje Total” which covers customers against fraud in any credit card.

▪	The Bank continues to increase the number of its digital and mobile customers by 31% and 38% YoY, respectively. In addition, the ratio of loyal to active customers continues to grow at a steady pace. As of June 2020 loyal clients represent 35% of active clients (vs 31% in the second quarter of 2019). Moreover, as of 2Q20, digital transactions account for almost 30% of total transactions from 18% in June 19. It is worth mentioning that more than 80% of the requests for the payment holidays program were handled digitally.

Customers
(Thousands)				% Variation
	Jun-20	Mar-20	Jun-19	QoQ	YoY
Loyal Customers[1]	3,313	3,300	2,844	0.4	16.5
Digital Customers[2]	4,606	4,448	3,512	3.6	31.2
Mobile Customers[3]	4,269	4,215	3,094	1.3	38.0
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.
[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Earnings Release | 2Q.2020
Banco Santander México
8

➢	The Bank has implemented a series of measures focused on keeping the safety and health of employees and customers while assuring business continuity.

Employees and business continuity

▪	Since mid-March the Bank established work from home protocols and over 90% of our corporate offices personnel is working remotely.

▪	IT resources have been channeled into remote operating tools and cybersecurity. Branch employees are split into teams with 62% of them working on site.

▪	As part of our recoveries strategy, the number of personnel working on recoveries has increased significantly. In 1Q20 there were 3,630 employees focused on collections and for 2Q20 the number increased to 5,956 employees (+64%).

▪	There have been no layoffs and all employees are receiving their salaries without any discount.

Customers & Shareholders

▪	Approximately 80% of the Bank’s branches are open and 92% of our ATMs are working normally to meet customer requirements in compliance with the recommendations of federal and local authorities. The bank’s digital channels and contact centers have also been operating normally. Our digital sales represented 44% of total sales in the quarter, almost twice as much as it did last year, as we continue promoting customer use of digital channels, which continues to drive adoption levels.

▪	The bank is focused on recoveries, risk analysis and restructurings. The quality of the portfolio and the non-performing loans ratio have been relatively stable, supported by the Bank’s initiatives to support its customers. During this critical time, we have been supporting our customers through a debtor relief program, offering deferred payments for individuals and SMEs and case-by-case debt restructurings to our corporate customers

Loan portfolio under support program
Segment	% of total loans in program	% of the product’s total loan book
Mortgage	48	42
SMEs	28	54
Consumer	16	39
Credit cards	8	20

▪	Segmentation of the customers under the support program or under restructurings are being analyzed case by case and by risk level divided by clusters. The Bank has a solid governance in charge of obtaining the collection and regularization of loans in default, taking care of the relationship with the client and analyzing the historical payment behavior, through synergies with all the different areas of the Bank.

Earnings Release | 2Q.2020
Banco Santander México
9

▪	On April 14th, 2020, Banco Santander México issued a senior note instrument at a rate of 5.375% maturing in 2025 for a total amount of Ps.1.75 billion dollars, representing the largest single capital market financing by Banco Santander Mexico and the largest debt issuance by a financial institution in Latin America in the last 6 years. Demand exceeded 3x the amount placed, reflecting the confidence of global investors in the bank. This issuance has strengthened liquidity levels significantly.

Community

▪	As part of our commitment to our communities and to continue embedding our culture, we have made numerous donations and support initiatives that aid the medical community and vulnerable populations:

-	Donation of the COVID-19 CDMX App to the authorities to carry out self-diagnoses based on symptoms, help prevent infections, avoid saturation of hospitals and provide reliable and real-time information to the authorities.

-	With a vision of social commitment and financial inclusion, Santander has distributed through TUIIO more than 136 thousand of the 333 thousand total loans to support small family businesses as part of a Mexican Government Program in the context of Covid-19.

-	+Ps.48 million pesos invested in Covid-19 community programs in alliance with Zurich Santander.

-	Ps.4 million pesos donated to TecSalud to guarantee the development, research and application of the convalescent plasma protocol in more than 100 donors to help people affected with COVID-19.

Earnings Release | 2Q.2020
Banco Santander México
10

III. Analysis of 2Q20 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a shift in the mix towards lower yielding segments. Consumer and SMEs loans started to contract, in line with the market trends, while commercial and mortgage loans showed resilience and continued to register expansions.

Portfolio Breakdown
Million pesos				% Variation
	Jun-20	Mar-20	Jun-19	QoQ	YoY
Commercial	479,448	504,684	439,983	(5.0)	9.0
Middle-market	214,556	214,054	188,053	0.2	14.1
Corporates	104,834	122,347	98,270	(14.3)	6.7
SMEs	72,198	74,587	79,491	(3.2)	(9.2)
Government & Financial Entities	87,859	93,696	74,169	(6.2)	18.5

Individuals	271,771	271,125	260,346	0.2	4.4
Consumer	112,992	115,911	114,695	(2.5)	(1.5)
Credit cards	54,242	57,624	57,476	(5.9)	(5.6)
Other consumer	58,750	58,287	57,219	0.8	2.7
Mortgages	158,779	155,214	145,651	2.3	9.0
Total	751,219	775,809	700,329	(3.2)	7.3

Total loan portfolio rose 7.3% YoY, or Ps.50,890 million, to Ps.751,219 million in June 2020. On a sequential basis, total loan portfolio decreased 3.2%, or Ps.24,590 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 63.8% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 52.1% of the total. Middle-market, Corporate and SME loans represented 28.6%, 14.0% and 9.6% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 36.2% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 21.1%, 7.8% and 7.2% of the total loan portfolio, respectively. The Bank continues with the strategy of prioritizing payroll loans over unsecured personal loans and taking advantage of its strong position in the mortgage, middle market and SME segments.

Earnings Release | 2Q.2020
Banco Santander México
11

Loan portfolio break down
Million pesos
	Jun-20%		Mar-20%		Jun-19%
Performing loans
Commercial	472,748	62.9	498,956	64.3	434,438	62.0

Individuals	259,627	34.6	260,086	33.5	250,260	35.7
Consumer	108,292	14.4	111,592	14.4	110,226	15.7
Credit cards	51,628	6.9	55,236	7.1	54,950	7.8
Other consumer	56,664	7.5	56,356	7.3	55,276	7.9
Mortgages	151,335	20.1	148,494	19.1	140,034	20.0
Total performing loans	732,375	97.5	759,042	97.8	684,698	97.8

Non-performing loans
Commercial	6,700	0.9	5,728	0.7	5,545	0.8

Individuals	12,144	1.6	11,039	1.4	10,086	1.4
Consumer	4,700	0.6	4,319	0.6	4,469	0.6
Credit cards	2,614	0.3	2,388	0.3	2,526	0.4
Other consumer	2,086	0.3	1,931	0.2	1,943	0.3
Mortgages	7,444	1.0	6,720	0.9	5,617	0.8
Total non-performing loans	18,844	2.5	16,767	2.2	15,631	2.2

Total loan portfolio
Commercial	479,448	63.8	504,684	65.1	439,983	62.8

Individuals	271,771	36.2	271,125	34.9	260,346	37.2
Consumer	112,992	15.0	115,911	14.9	114,695	16.4
Credit cards	54,242	7.2	57,624	7.4	57,476	8.2
Other consumer	58,750	7.8	58,287	7.5	57,219	8.2
Mortgages	158,779	21.1	155,214	20.0	145,651	20.8
Total loan portfolio	751,219	100.0	775,809	100.0	700,329	100.0

As of June 2020, commercial loans increased 9.0% YoY, driven by middle-market, corporate and government loans, which grew 14.1%, 6.7% and 21.1% YoY, respectively. Sequentially, commercial loans decreased 5.0%, explained by a higher base during 1Q20, due to the strong expansion from clients that drew upon their committed lines of credit during 1Q20. Meanwhile, SME loans decreased 9.2% YoY, reflecting a weakening economic environment.

Mortgage loans continued showing robust growth, increasing 9.0% YoY and 2.3% sequentially. The Hipoteca Plus product remains the main driver behind this strong performance, accounting close to 60% of total mortgage origination in the quarter. In addition, during the quarter the Bank decided to lower even more the rate of the Hipoteca Plus product to 7.75%, targeting loyal customers and launched a new mortgage product called Hipoteca Free, which is a commission-free mortgage product. However, total mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 13.0% YoY, higher than average market growth.

Credit card loans contracted 5.6% YoY and 5.9% QoQ, due to the economy’s weak performance and the Bank more conservative approach toward this segment. In addition, credit card usage dropped by 30% YoY, due to the stay at home recommendations.

The Bank´s strategy of prioritizing payroll loans over unsecured personal loans and leveraging its strong position in the middle market and SME segments, continued showing an increase in payroll loans of 2.5% YoY. Sequentially, payroll loans remained flat. In contrast, personal loans decreased 8.7% YoY and 0.6% QoQ.

Total Deposits

Total deposits in June 2020 were Ps.789,740 million, an increase of 9.5% YoY and a decrease of 2.5% sequentially. Demand deposits reached Ps.507,965 million, increasing 10.5% YoY, while term deposits increased 7.7% YoY, as lower interest rates made customers favor short term liquidity. In turn, demand deposits decreased 4.4% sequentially while time deposits grew 0.9%. Deposits from individuals and corporates expanded by 16.8%, and 6.2% YoY, respectively. The increase in individual deposits was supported by the Bank’s campaigns.

Earnings Release | 2Q.2020
Banco Santander México
12

Earnings Release | 2Q.2020
Banco Santander México
13

Net interest income

Net interest income
Million pesos				% variation				% variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19
Interest on funds available	609	717	1,019	(15.1)	(40.2)	1,326	1,878	(29.4)
Interest on margin accounts	104	170	266	(38.8)	(60.9)	274	574	(52.3)
Interest and yield on securities	6,217	6,454	4,675	(3.7)	33.0	12,671	9,309	36.1
Interest and yield on loan portfolio – excluding credit cards	17,623	18,183	18,591	(3.1)	(5.2)	35,806	36,697	(2.4)
Interest and yield on loan portfolio related to credit cards	3,507	3,850	3,774	(8.9)	(7.1)	7,357	7,288	0.9
Commissions collected on loan originations	127	139	155	(8.6)	(18.1)	266	287	(7.3)
Interest and premium on sale and repurchase agreements and securities loans	1,196	1,334	2,076	(10.3)	(42.4)	2,530	5,296	(52.2)
Interest income	29,383	30,847	30,556	(4.7)	(3.8)	60,230	61,329	(1.8)

Daily average interest- earnings assets	1,423,671	1,240,567	1,151,592	14.8	23.6	1,332,120	1,165,085	14.3

Interest from customer deposits – demand deposits	(2,583)	(2,423)	(3,188)	6.6	(19.0)	(5,006)	(6,201)	(19.3)
Interest from customer deposits – time deposits	(4,402)	(4,421)	(4,394)	(0.4)	0.2	(8,823)	(8,696)	1.5
Interest from credit instruments issued	(1,256)	(799)	(868)	57.2	44.7	(2,055)	(1,574)	30.6
Interest on bank and other loans	(946)	(1,030)	(1,209)	(8.2)	(21.8)	(1,976)	(2,221)	(11.0)
Interest on subordinated capital notes	(478)	(413)	(388)	15.7	23.2	(891)	(803)	11.0
Interest and premium on sale and repurchase agreements and securities loans	(3,787)	(4,865)	(3,921)	(22.2)	(3.4)	(8,652)	(8,797)	(1.6)
Interest expense	(13,452)	(13,951)	(13,968)	(3.6)	(3.7)	(27,403)	(28,292)	(3.1)

Daily average interest-bearing liabilities	1,269,580	1,114,756	1,019,172	13.9	24.6	1,192,162	1,032,189	15.5

Net interest income	15,931	16,896	16,588	(5.7)	(4.0)	32,827	33,037	(0.6)

Net interest income in 2Q20 totaled Ps.15,931 million, decreasing 4.0% YoY, or Ps.657 million, and 5.7% QoQ, or Ps.965 million.

The 4.0% YoY decrease in net interest income resulted from the combination of:

i)	A 3.8%, or Ps.1,173 million, decrease in interest income, to Ps.29,383 million, which resulted from the combined effect of a 229 basis points decrease in the average interest rate received and a 23.6%, or Ps.272,079 million, increase in average interest-earning assets; and

ii)	A 3.7%, or Ps.516 million, decrease in interest expense, to Ps.13,452 million, stemming from a 123 basis points decrease in the average interest rate paid and a 24.6%, or Ps.250,408 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 2Q20, stood at 4.48%, compared to 5.76% in 2Q19 and 5.45% in 1Q20. The decrease in NIM mainly reflects lower interest rates and lower balances in the high-yielding segments coupled with higher investments in securities. On a cumulative basis, NIM for 6M20 reached 4.93%, a decrease of 74 basis points from 6M19.

Interest Income

Total average interest earning assets in 2Q20 amounted to Ps.1,423,671 million, increasing 23.6%, or Ps.272,079 million, YoY, mainly driven by 69.8% growth, or Ps.169,528 million, in the average amount of investment in securities, by 11.3% growth, or Ps.78,231 million, in the average loan portfolio, by 23.5% growth, or Ps.22,094 million, in funds available, and by 78.3% growth, or Ps.20,936 million, in margin accounts, partly

Earnings Release | 2Q.2020
Banco Santander México
14

offset by a 18.3% decrease, or Ps.18,170 million, in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	2Q19	3Q19	4Q19	1Q20	2Q20
Loan portfolio	59.9	59.9	56.3	58.2	53.9
Investment in securities	21.1	22.6	29.9	28.4	29.0
Repurchase agreements	8.6	6.8	5.2	6.0	5.7
Funds available	8.1	8.6	7.0	5.4	8.2
Margin accounts	2.3	2.1	1.6	2.0	3.3
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 2Q20 generated Ps.21,257 million and accounted for 72.3% of total interest income. The remaining interest income of Ps.8,126 million is broken down as follows: 21.2% from investment in securities, 4.1% from repurchase agreements, 2.1% from funds available, and 0.3% from margin accounts.

Interest income for 2Q20 decreased 3.8%, or Ps.1,173 million YoY, to Ps.29,383 million, mainly reflecting lower interest income from total loan portfolio, repurchase agreements, funds available and margin accounts, which decreased 5.5%, or Ps.1,235 million, 42.4%, or Ps.880 million, 40.2%, or Ps.410 million, and 60.9%, or 162 million, respectively, partly offset by a 33.0%, or Ps.1,542 million, increase in investment in securities.

The average interest yield on interest-earning assets in 2Q20 stood at 8.16%, decreasing 229 basis points from 10.45% in 2Q19. Sequentially, the average interest yield on interest-earning assets decreased 168 basis points from 9.84% in 1Q20. During the quarter, the Mexican Central Bank (Banxico) made three interest rate cuts of 50 basis points each, totaling 150 basis points.

In 2Q20, the average interest rate on the total loan portfolio stood at 10.89%, a decrease of 188 basis points YoY, reflecting lower interest rates and lower balances in the high-yielding portfolios. Relative to 2Q19, the average reference rate has decreased by 242 basis points. The average interest rate on the commercial portfolio stood at 8.10%, a decrease of 232 basis points YoY, while the yield of mortgage loans stood at 9.29%, a decrease of 38 basis points YoY and the rate on the credit card portfolio stood at 25.34%, a decrease of 38 basis points YoY. The average interest rate on the investment in securities portfolio stood at 5.96%, decreasing 111 basis points YoY.

Earnings Release | 2Q.2020
Banco Santander México
15

Interest income
Million Pesos	2Q20			2Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	116,060	609	2.08	93,966	1,019	4.06	23.5	(40.2)	(198)
Margin accounts	46,447	104	0.89	26,051	266	4.41	78.3	(60.9)	(352)
Investment in securities	412,331	6,217	5.96	242,803	4,675	7.07	69.8	33.0	(111)
Loan portfolio	767,654	21,130	10.89	689,423	22,365	12.77	11.3	(5.5)	(188)
Commissions collected on loan originations	0	127	—	0	155	—	—	(18.1)	—
Sale and repurchase agreements and securities loans	81,179	1,196	5.83	99,349	2,076	10.44	(18.3)	(42.4)	(461)
Interest income	1,423,671	29,383	8.16	1,151,592	30,556	10.45	23.6	(3.8)	(229)

Interest income decline from the total loan portfolio was 5.5%, or Ps.1,235 million, which resulted from the combined effect of a 188 basis points decrease in the average interest rate, and a 11.3%, or Ps.78,231 million, rise in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 15.1%, or Ps.65,649 million increase, with an 8.10% interest yield, which decreased 232 bps;

▪	Mortgages: 8.8%, or Ps.12,642 million increase, with a 9.29% interest yield, which decreased 38 bps;

▪	Credit Cards: 3.4%, or Ps.1,909 million decrease, with a 25.34% interest yield, which decreased 38 bps; and

▪	Consumer: 3.3%, or Ps.1,849 million increase, with a 25.64% interest yield, which increased 31 bps.

Interest income from investment in securities increased 33.0%, or Ps.1,542 million, which resulted from the combined effect of an increase of 69.8%, or Ps.169,528 million, in average volume, and a 111 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 42.4%, or Ps.880 million, which resulted from the decrease of 18.3%, or Ps.18,170 million, in average volume, and a 461 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,269,580 million, increasing 24.6%, or Ps.250,408 million YoY, and were driven by increases of 38.3%, or Ps.75,859 million, in repurchase agreements, 14.9%, or Ps.62,186 million, in demand deposits, 22.3%, or Ps.58,833 million, in term deposits, 57.1%, or Ps.30,347 million, in credit instruments issued, 28.4%, or Ps.17,703 million, in bank and other loans, and a 22.0%, or Ps.5,480 million, in subordinated capital notes.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	2Q19	3Q19	4Q19	1Q20	2Q20
Demand deposits	40.9	42.2	37.7	37.3	37.7
Time deposits	25.9	26.5	24.2	24.4	25.4
Sale and repurchase agreements and securities loans	19.4	18.3	26.4	26.9	21.6
Bank and other loans	6.1	5.2	4.7	4.6	6.3
Credit instruments issued	5.2	5.3	4.8	4.5	6.6
Subordinated capital notes	2.5	2.5	2.2	2.3	2.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 2Q20 amounted to Ps.6,985 million and Ps.3,787 million, respectively, accounting for 51.9% and 28.2% of interest expenses. The remaining Ps.2,680 million was paid as follows: 9.3% on credit instruments issued, 7.0% on bank and other loans, and 3.6% on subordinated debentures.

Interest expense for 2Q20 decreased 3.7% YoY, or Ps.516 million, to Ps.13,452 million, mainly driven by lower interest expenses on demand deposits, bank and other loans and repurchase agreements.

The average interest rate on interest-bearing liabilities decreased 123 basis points to 4.19% in 2Q20. For 2Q20, the average interest rate on the main sources of funding decreased YoY as follows:

▪	300 basis points in bank and other loans, at an average interest rate paid of 4.67%;

▪	237 basis points in repurchase agreements, at an average interest rate paid of 5.47%;

▪	119 basis points in term deposits, at an average interest rate paid of 5.39%;

▪	90 basis points in demand deposits, at an average interest rate paid of 2.13%; and

▪	52 basis points in credit instruments issued, at an average interest rate paid of 5.95%.

Earnings Release | 2Q.2020
Banco Santander México
16

Interest expense
Million pesos	2Q20			2Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	479,090	2,583	2.13	416,904	3,188	3.03	14.9	(19.0)	(90)
Time deposits	322,884	4,402	5.39	264,051	4,394	6.58	22.3	0.2	(119)
Credit instruments issued	83,449	1256	5.95	53,102	868	6.47	57.1	44.7	(52)
Bank and other loans	80,100	946	4.67	62,397	1,209	7.67	28.4	(21.8)	(300)
Subordinated capital notes	30,337	478	6.23	24,857	388	6.18	22.0	23.2	5
Sale and repurchase agreements and securities loans	273,720	3,787	5.47	197,861	3,921	7.84	38.3	(3.4)	(237)
Interest expense	1,269,580	13,452	4.19	1,019,172	13,968	5.42	24.6	(3.7)	(123)

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability in its deposit base. The average balance of term deposits expanded 22.3% YoY, while the average balance of demand deposits increased 14.9% YoY. Interest paid on term deposits increased 0.2% YoY, and interest paid on demand deposits decreased 19.0% YoY.

Provisions for loan losses and asset quality

During 2Q20, provisions for loan losses amounted to Ps.8,350 million, which represented an increase of 87.5%, or Ps.3,896 million, YoY, and a 61.7%, or Ps.3,185 million, on a sequential basis. These increases were principally due to a special charge of loan loss provisions (Ps.3,915 million) in light of the deterioration of the economic environment and in preparation for future losses resulting from the pandemic.

Earnings Release | 2Q.2020
Banco Santander México
17

Loan Loss Reserves
(million pesos)
+87.5%
+54.1%
8,350
13,515
+61.7%
4,454
4,478
4,862
5,165
8,772
3.14%
3.14%
2.70%
2.62%
2.60%
2.65%
2.70%
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20
Cost of risk[1]
[1] Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM).

Loan Loss Reserves
Million pesos				% Variation				% Variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Commercial	2,561[1]	784	1,276	226.8	100.7	3,345[1]	2,345	42.6
Consumer	2,571	3,171	2,985	(18.9)	(13.9)	5,742	6,075	(5.5)
Mortgages	342	1,210	193	(71.7)	77.2	1,552	352	341.0
Additional reserves	2,876	-	-	-	-	2,876	-	-
Total	8,350	5,165	4,454	61.7	87.5	13,515	8,772	54.1
[1]	Includes prudential provisions of Ps.1,039 million for the operations of the borrowers who have initiated legal processes for restructuring liabilities and for operations with impairment in their recovery expectations, in accordance with Banco Santander México's internal policies and models.

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	YoY
Commercial	1.36	1.10	1.20	26	16	1.36	1.20	16
Consumer	10.17	10.55	10.74	(38)	(57)	10.17	10.74	(57)
Mortgages	1.30	1.23	0.92	7	38	1.30	0.92	38
Total	3.14[1]	2.65	2.70	49	44	3.14[1]	2.70	44
[1]	Includes additional reserves.

Non-performing loans at June 2020 increased Ps.3,213 million YoY, or 20.6%, to Ps.18,844 million, and Ps.2,077 million, or 12.4% on a sequential basis. The NPL ratio for June 2020 stood at 2.51%, a 28 basis points increased from the 2.23% reported in June 2019. Sequentially, the NPL ratio increased 35 basis points from 2.16% in March 2020.

The YoY increase in non-performing loans was due to an increase of 32.5%, or Ps.1,827 million, in mortgage loans, together with a 20.8%, or Ps.1,155 million, increase in commercial loans and a 5.2%, or Ps.231 million, in consumer loans (including credit cards).

NPLs for the mortgage loan portfolio increased 83 basis points YoY and 36 basis points sequentially. Consumer loan NPLs (including credit cards) increased 26 basis point YoY and 43 basis points QoQ. At the same time, commercial loan NPLs increased 14 basis point YoY and 27 basis points sequentially.

Earnings Release | 2Q.2020
Banco Santander México
18

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 39.5%, commercial loans 35.6% and consumer loans (including credit cards) 24.9%.

Non-Performing loan ratio (%)
				Variation (bps)
	Jun-20	Mar-20	Jun-19	QoQ	YoY
Commercial	1.40	1.13	1.26	27	14

Individuals
Consumer	4.16	3.73	3.90	43	26
Credit Card	4.82	4.14	4.39	68	43
Other consumer	3.55	3.31	3.40	24	15
Mortgages	4.69	4.33	3.86	36	83
Total	2.51	2.16	2.23	35	28

The aforementioned variations in non-performing loans led to an NPL ratio of 2.51% in June 2020, increasing 28 basis points from 2.23% in June 2019 and 35 basis point compared to the 2.16% reported in March 2020. The current NPL ratio reflects Banco Santander México’s strong focus on prudent risk management and continuous focus of loan portfolio origination.

Finally, the coverage ratio for June 2020 stood at 138.81%, increasing from 136.56% in June 2019 and 135.17% in March 2020.

Earnings Release | 2Q.2020
Banco Santander México
19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19
Commission and fee income
Debit and credit card	1,983	2,276	2,361	(12.9)	(16.0)	4,259	4,623	(7.9)
Account management	641	648	595	(1.1)	7.7	1,289	1,172	10.0
Collection services	508	596	516	(14.8)	(1.6)	1,104	1,001	10.3
Investment funds	396	394	394	0.5	0.5	790	764	3.4
Insurance	1,369	1,231	1,383	11.2	(1.0)	2,600	2,543	2.2
Purchase-sale of securities and money market transactions	246	249	246	(1.2)	0.0	495	435	13.8
Checks trading	36	53	65	(32.1)	(44.6)	89	128	(30.5)
Foreign trade	388	399	352	(2.8)	10.2	787	670	17.5
Financial advisory services	435	436	340	(0.2)	27.9	871	696	25.1
Other	186	226	234	(17.7)	(20.5)	412	470	(12.3)
Total	6,188	6,508	6,486	(4.9)	(4.6)	12,696	12,502	1.6

Commission and fee expense
Debit and credit card	(820)	(995)	(1,064)	(17.6)	(22.9)	(1,815)	(1,986)	(8.6)
Investment funds	0	0	0	0.0	0.0	0	0	0.0
Insurance	(29)	(32)	(25)	(9.4)	16.0	(61)	(48)	27.1
Purchase-sale of securities and money market transactions	(56)	(39)	(33)	43.6	69.7	(95)	(61)	55.7
Checks trading	(10)	(11)	(4)	(9.1)	150.0	(21)	(12)	75.0
Financial advisory services	(9)	(1)	(15)	800.0	(40.0)	(10)	(26)	(61.5)
Bank Correspondents	(173)	(208)	(197)	(16.8)	(12.2)	(381)	(386)	(1.3)
Other	(493)	(525)	(451)	(6.1)	9.3	(1,018)	(860)	18.4
Total	(1,590)	(1,811)	(1,789)	(12.2)	(11.1)	(3,401)	(3,379)	0.7

Commission and fee income, net
Debit and credit card	1,163	1,281	1,297	(9.2)	(10.3)	2,444	2,637	(7.3)
Account management	641	648	595	(1.1)	7.7	1,289	1,172	10.0
Collection services	508	596	516	(14.8)	(1.6)	1,104	1,001	10.3
Investment funds	396	394	394	0.5	0.5	790	764	3.4
Insurance	1,340	1,199	1,358	11.8	(1.3)	2,539	2,495	1.8
Purchase-sale of securities and money market transactions	190	210	213	(9.5)	(10.8)	400	374	7.0
Checks trading	26	42	61	(38.1)	(57.4)	68	116	(41.4)
Foreign trade	388	399	352	(2.8)	10.2	787	670	17.5
Financial advisory services	426	435	325	(2.1)	31.1	861	670	28.5
Bank Correspondents	(173)	(208)	(197)	(16.8)	(12.2)	(381)	(386)	(1.3)
Other	(307)	(299)	(217)	2.7	41.5	(606)	(390)	55.4

Total	4,598	4,697	4,697	(2.1)	(2.1)	9,295	9,123	1.9

In 2Q20, net commission and fee income totaled Ps.4,598 million, decreasing 2.1% YoY, or Ps.99 million, and 2.1%, or Ps.99 million, QoQ. On a yearly basis, commission and fee income decreased 4.6%, or Ps.298 million, while commission and fee expense decreased 11.1%, or Ps.199 million.

The main contributors to net commissions and fees were insurance fees, which accounted for 29.1% of the total, followed by credit and debit card fees and account management fees, which accounted for 25.3% and 13.9% of total commissions and fees, respectively.

Earnings Release | 2Q.2020
Banco Santander México
20

Net commissions and fees
Breakdown (%)
	2Q20	1Q20	2Q19	6M20	6M19
Insurance	29.1	25.5	28.9	27.3	27.3
Credit cards	25.3	27.3	27.6	26.3	28.9
Collection services	11.1	12.7	11.0	11.9	11.0
Account management	13.9	13.8	12.7	13.9	12.8
Financial advisory services	9.3	9.3	6.9	9.3	7.3
Investment funds	8.6	8.4	8.4	8.5	8.4
Foreign trade	8.5	8.5	7.5	8.5	7.3
Purchase-sale of securities and money market transactions	4.1	4.5	4.5	4.3	4.1
Checks trading	0.6	0.9	1.3	0.7	1.3
Bank correspondents	(3.8)	(4.5)	(4.2)	(4.1)	(4.1)
Other	(6.7)	(6.4)	(4.6)	(6.6)	(4.3)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees down 2.1% YoY in 2Q20, mostly as a result of the following decreases:

i)	10.3%, or Ps.134 million, in debit and credit card fees, affected by the decline in credit card transactionality, due to the lockdown;

ii)	41.5%, or Ps.90 million, in other commissions and fees paid;

iii)	57.4%, or Ps.35 million, in checks trading; and

iv)	10.8%, or Ps.23 million, in purchase-sale of securities and money market transactions.

These negative contributions to net commissions and fees were partly offset by the following increases:

i)	31.1%, or Ps.101 million, in financial advisory services, due to higher transactions;

ii)	7.7%, or Ps.46 million, in account management, mainly a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts.

On a cumulative basis, net commissions and fees amounted Ps.9,295 million in 6M20, reflecting a YoY increase of 1.9%, or Ps.172 million. Commission and fee income increased 1.6%, while commission and fee expense increased 0.7%.

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% variation				% variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19
Valuation
Foreign exchange	3,871	(3,472)	(129)	211.5	3,100.8	399	(106)	476.4
Derivatives	(3,701)	2,140	312	(272.9)	(1,286.2)	(1,561)	2,857	(154.6)
Equity securities	942	(921)	(57)	202.3	1,752.6	21	23	(8.7)
Debt instruments	6,307	554	1,031	1,038.4	511.7	6,861	984	597.3
Valuation result	7,419	(1,699)	1,157	536.7	541.2	5,720	3,758	52.2

Purchase / sale of securities
Foreign exchange	(3,464)	1,444	232	(339.9)	(1,593.1)	(2,020)	430	(569.8)
Derivatives	(449)	495	(1,065)	(190.7)	(57.8)	46	(4,068)	101.1
Equity securities	(94)	199	450	(147.2)	(120.9)	105	497	(78.9)
Debt instruments	(129)	444	(210)	(129.1)	(38.6)	315	279	12.9
Purchase -sale result	(4,136)	2,582	(593)	(260.2)	597.5	(1,554)	(2,862)	(45.7)

Total	3,283	883	564	271.8	482.1	4,166	896	365.0

Earnings Release | 2Q.2020
Banco Santander México
21

In 2Q20, Banco Santander México reported a Ps.3,283 million net gain from financial assets and liabilities, which compares with a gain of Ps.564 million in 2Q19 and a gain of Ps.883 million in 1Q20.

The Ps.3,283 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.7,419 million valuation gain, which resulted from gains of Ps.6,307 million, Ps.3,871 million and Ps.942 million in debt instruments, foreign exchange and equity securities, respectively. These gains were partly offset by a loss of Ps.3,701 million in derivatives; and

ii)	A Ps.4,136 million purchase-sale loss related to losses of Ps.3,464 million, Ps.449 million, Ps.129 million and Ps.94 million in foreign exchange, derivative instruments, debt instruments and equity securities, respectively.

On a cumulative basis, net gain from financial assets and liabilities for the first half of the year, reached Ps.4,166 million, representing an increase of Ps.3,270 million YoY.

Other operating expense

Other operating expense
Million pesos				% variation				% variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19

Cancellation of liabilities and reserves	43	80	71	(46.3)	(39.4)	123	160	(23.1)
Interest on personnel loans	67	73	72	(8.2)	(6.9)	140	145	(3.4)
Allowance for losses on foreclosed assets	(8)	(5)	(18)	60.0	(55.6)	(13)	(58)	(77.6)
Profit from sale of foreclosed assets	21	275	43	(92.4)	(51.2)	296	74	300.0
Technical advisory and technology services	39	21	13	85.7	200.0	60	33	81.8
Portfolio recovery legal expenses and costs	(206)	(122)	(248)	68.9	(16.9)	(328)	(501)	(34.5)
Premiums paid on guarantees for SMEs loans portfolio	(235)	(298)	(198)	(21.1)	18.7	(533)	(381)	39.9
Write-offs and bankruptcies	(62)	(220)	(216)	(71.8)	(71.3)	(282)	(526)	(46.4)
Provision for legal and tax contingencies	(77)	(91)	(91)	(15.4)	(15.4)	(168)	(159)	5.7
Others	186	75	132	148.0	40.9	261	222	17.6

Total	(232)	(212)	(440)	9.4	(47.3)	(444)	(991)	(55.2)

Earnings Release | 2Q.2020
Banco Santander México
22

Other operating expenses in 2Q20 totaled Ps.232 million, down from Ps.440 million in 2Q19 and up from Ps.212 million in 1Q20.

The 47.3%, or Ps.208 million, YoY decrease, in other operating expenses in 2Q20 was mainly driven by lower write-offs of Ps.154 million and higher other operating income of Ps.54 million. The QoQ comparison remained flat.

On a cumulative basis, other operating expenses for 6M20, reached Ps.444 million, representing a 55.2%, or Ps.547 million YoY decrease.

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% variation				% variation
	2Q20	1Q20	2Q19	QoQ	YoY	6M20	6M19	20/19
Salaries and employee benefits	3,555	3,922	3,978	(9.4)	(10.6)	7,477	7,843	(4.7)
Credit card operation	57	49	89	16.3	(36.0)	106	167	(36.5)
Professional fees	245	162	81	51.2	202.5	407	170	139.4
Leasehold	659	650	620	1.4	6.3	1,309	1,217	7.6
Promotional and advertising expenses	205	215	216	(4.7)	(5.1)	420	467	(10.1)
Taxes and duties	494	699	504	(29.3)	(2.0)	1,193	988	20.7
Technology services (IT)	1,181	1,025	808	15.2	46.2	2,206	1,747	26.3
Depreciation and amortization	993	1,015	948	(2.2)	4.7	2,008	1,826	10.0
Contributions to IPAB	1,049	834	848	25.8	23.7	1,883	1,660	13.4
Cash protection	227	360	323	(36.9)	(29.7)	587	646	(9.1)
Others	934	854	1,067	9.4	(12.5)	1,788	2,007	(10.9)

Total	9,599	9,785	9,482	(1.9)	1.2	19,384	18,738	3.4

Earnings Release | 2Q.2020
Banco Santander México
23

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Break down (%)
	2Q20	1Q20	2Q19	6M20	6M19
Personnel	37.0	40.1	42.0	38.6	41.9
Technology services (IT)	12.3	10.5	8.5	11.4	9.3
IPAB	10.9	8.5	8.9	9.7	8.9
Depreciation and amortization	10.3	10.4	10.0	10.4	9.7
Others	9.7	8.7	11.3	9.2	10.7
Leasehold	6.9	6.6	6.5	6.8	6.5
Taxes and duties	5.2	7.1	5.3	6.2	5.3
Professional fees	2.6	1.7	0.9	2.1	0.9
Cash protection	2.4	3.7	3.4	3.0	3.4
Promotional and advertising expenses	2.1	2.2	2.3	2.2	2.5
Credit card operation	0.6	0.5	0.9	0.4	0.9
Total	100.0	100.0	100.00	100.0	100.0

Administrative and promotional expenses in 2Q20 totaled Ps.9,599 million, compared to Ps.9,482 million in 2Q19 and Ps.9,785 million in 1Q20, increasing 1.2% YoY and decreasing 1.9% QoQ, reflecting the effort to compensate with lower personnel costs - mainly reserves for variable compensation - the amortization charges of our strategic and IT investment made in the past three years.

The 1.2%, or Ps.117 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	46.2%, or Ps.373 million, in technology services;

ii)	23.7%, or Ps.201 million, in contribution to IPAB; and

iii)	Ps.164 million, in professional fees.

These increases were partly offset by the following decreases:

i)	10.6%, or Ps.423 million, in salaries and employee benefits;

ii)	12.5%, or Ps.133 million, in other expenses; and

iii)	29.7%, or Ps.96 million, in cash protection.

The efficiency ratio for the quarter decreased 358 basis points YoY and 324 basis points QoQ to 40.71%.

The recurrence ratio for 2Q20 was 53.43%, down from 55.04% in 2Q19 and lower than the 53.56% reported in 1Q20.

On a cumulative basis, administrative and promotional expenses in 6M20 amounted Ps.19,384 million, reflecting an increase of 3.4%, or Ps.646 million. The efficiency ratio for the first half of the year decreased 227 basis points YoY from 44.55% in 6M19 to 42.28% in 6M20.

Earnings Release | 2Q.2020
Banco Santander México
24

Efficiency[1]

-358bps
-227bps
44.29%
45.11%
47.21%
43.95%
40.71%
-324bps
44.55%
42.28%
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

Profit before taxes

Profit before taxes in 2Q20 was Ps.5,666 million, reflecting decreases of 24.2%, or Ps.1,807 million, YoY and 22.6%, or Ps.1,652 million, QoQ.

On a cumulative basis, profit before taxes for 6M20 amounted Ps.12,984 million, reflecting a YoY decrease of 10.8%, or Ps.1,571 million.

Income taxes

In 2Q20, Banco Santander México reported a tax expense of Ps.1,436 million compared to Ps.1,865 million in 2Q19 and Ps.1,904 million in 1Q20. The effective tax rate for the quarter was 25.34%, compared to 24.96% reported in 2Q19 and 26.02% in 1Q20.

On a cumulative basis, the effective tax rate for 6M20 stood at 25.72%, 60 basis points higher than the 25.12% for 6M19.

Earnings Release | 2Q.2020
Banco Santander México
25

Capitalization and liquidity

Capitalization
Million pesos	Jun-20	Mar-20	Jun-19
CET1	96,915	90,288	90,145
Tier 1	108,451	102,020	99,735
Tier 2	30,507	30,487	25,296
Total Capital	138,958	132,507	125,031

Risk-weighted assets
Credit risk	545,833	539,806	537,963
Credit, market and operational risk	832,610	816,199	757,894

Credit risk ratios:
CET1 (%)	17.76	16.73	16.76
Tier 1 (%)	19.87	18.90	18.54
Tier 2 (%)	5.59	5.65	4.70
Capitalization ratio (%)	25.46	24.55	23.24

Total capital ratios:
CET1 (%)	11.64	11.06	11.89
Tier 1 (%)	13.03	12.50	13.16
Tier 2 (%)	3.66	3.73	3.34
Capitalization ratio (%)	16.69	16.23	16.50

Banco Santander México’s capital ratio at June 2020 was 16.69%, compared to 16.50% and 16.23% at June 2019 and March 2020, respectively. The 16.69% capital ratio was comprised of 11.64% of fundamental capital (CET1), 1.39% of additional capital (AT1), and 3.66% of complementary capital (Tier 2).

As of May 2020, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated June 30, 2020, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q20 was 211.33%, which compares to 175.43% in 2Q19 and 124.99% in 1Q20. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 6.53% for June 2020, 6.53% for March 2020, 7.02% for December 2019, 7.64% for September 2019 and 7.67% for June 2019.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

IV. Relevant Events, Transactions and Activities

Relevant Events

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the fifth consecutive year

On July 10, 2020, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the fifth consecutive year.

Earnings Release | 2Q.2020
Banco Santander México
26

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer could be built progressively over a maximum period of four years starting 2016. Banco Santander México had constituted 100% of the capital preservation supplement required since its designation as a domestic systemically important bank in that year.

Considering the current capital indicators including the additional capital preservation supplement requirement, Banco Santander México reported a capitalization ratio of 16.23% as of March 31, 2020. Thus, Banco Santander México already complies with this regulatory requirement.

General Extraordinary Shareholders’ Meetings

On June 15, 2020 Banco Santander México held its General Extraordinary Shareholders’ Meetings, and approved the increase of the limit for the issuance of securities to USD $10 billion.

Annual General Ordinary and Special Shareholders’ Meetings

On April 28, 2020 Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below:

Series “F” Independent Directors
Laura Renne Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Bárbara Garza Lagüera Gonda	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director
Eduardo Carredano Fernandéz	Alternate Director
Series “F” Non-Independent Directors
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Rodrigo Brand de Lara	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
María de Lourdes Melgar Palacios	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
Joaquín Vargas Guajardo	Alternate Director

▪	The Shareholders' Meeting determined that, taking into account the effects of the COVID-19 pandemic for the Bank, the Shareholders’ Meeting took the decision to abstain, for the time being, from approving the payment of a dividend out of the profits of the 2019 financial year and the previous years, for as long as there is a lack of visibility into the impact of the COVID-19 pandemic on the results and financial situation of the Bank. It was agreed to revisit this matter again in October of this year, taking into consideration the situation prevailing on such date.

Action taken on the Bank’s credit ratings

Earnings Release | 2Q.2020
Banco Santander México
27

On April 23, 2020 Banco Santander México informed the actions taken on its credit ratings by the rating agencies Fitch Ratings and Moody’s. (Please refer to “Credit Ratings” section of this report).

Issuance of Senior Notes

On April 14, 2020 Banco Santander México informed the issuance of U.S.$1.75 billion aggregate principal amount of its 5.375% senior notes due 2025. The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act "), and outside the United States of America, in accordance with Regulation S under the Securities Act.

Business Update

On April 13, 2020 Banco Santander México provided an update on the initiatives it has implemented in response to the COVID-19 pandemic and with respect to current Government support programs. The Bank also announced selected preliminary first quarter results and withdrew its 2020 full year guidance given the uncertainty and lack of visibility resulting from the unprecedented COVID-19 pandemic and related disruption to Mexican, regional and global economic activity.

Relevant Transactions

Refinancing to Aleatica

Banco Santander México participated as a Structuring and Financing Agent in the refinancing of the “Urbana Norte” highway, whose sponsor is Aleatica, a transport Company, of a mini-perm (bridge to bond) loan for a total amount of Ps.7,050 million with a five-year term. Banco Santander México's participation was in the Udis’ tranche for a third of the total.

V. Responsible Banking

Member of the new S&P / BMV Total Mexico ESG Index

On June 22, 2020, Banco Santander México was included in the 29 constituents that make up the new S & P / BMV Total Mexico ESG Index announced by S&P Dow Jones Indices and the Mexican Stock Exchange. The objective of the S & P / BMV Total Mexico ESG Index is to give investors core exposure to the Mexican equities market while providing a significant boost in ESG score performance.

Donation Fundación Quiera

Banco Santander México joined the #NoPodemosParar program of the Fundación Quiera with a donation that will directly support 1,311 children and youngsters at risk of homelessness.

Bobashi Volunteering

Banco Santander México made a donation to benefit the families of Niños Bobashi IAP, granting food support to 500 Mazahua-Otomí ‘s families in a high vulnerable condition, benefiting more than 2,760 people.

Annual fundraising Reforestamos México

Banco Santander México continued, for the thirteenth year, with its actions to support the civil association Reforestamos México through its ATMs annual fundraising, which has the purpose to promote sustainable development. The 2020 fundraising collected more than Ps.1.9 million.

For more information about Banco Santander México as a Responsible Bank:

https://servicios.santander.com.mx/comprometidos/

Earnings Release | 2Q.2020
Banco Santander México
28

VI. Credit Ratings

On July 9, 2020, Fitch Ratings affirmed all Banco Santander México credit ratings (see table below). The Outlook remained Negative. On the same date, Fitch Ratings affirmed Santander Consumo ratings (see table below).

Following the downgrade of Mexico's sovereign rating and given the deterioration in the operating environment, the rating agencies Fitch Ratings and Moody’s reviewed the ratings of Mexican banks, including Banco Santander México. The review for the Bank was as follows:

On April 22, 2020, Moody’s downgraded to Baa1, from A3 our long-term global local and foreign currency deposit and debt ratings. Moody's also affirmed the Aaa.mx/MX-1 long- and short-term Mexican National Scale. The rating outlook remains Negative.

On April 21, 2020, Fitch Ratings downgraded the Bank's Viability Rating (VR) to ‘bbb-’ from ‘bbb’. The Bank's Issuer Default Ratings (IDR) of 'BBB +' were not included in this review as their outlook was recently revised to Negative from Stable, driven by a similar action on our ultimate parent (Banco Santander, S.A.) IDRs, as our IDRs are currently driven by its support.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Earnings Release | 2Q.2020
Banco Santander México
29

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Vivienda	HR
National Scale
Long term	HR AAA

Short Term	HR +1

Outlook	Stable

Notes:

▪	BCA = Baseline Credit Assessment
▪	SR = Support Rating

▪	VR = Viability Rating
▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

VII. 2Q20 Earnings Call Dial-In Information

Date:	Thursday, July, 30th, 2020
Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-866-548-4713 US & Canada 1-323-794-2093 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=140791
Replay:	Starting: Thursday, July 30th, 2020 at 1:00 p.m. (US ET)
Ending: Thursday, August 6th, 2020 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 6173068

Earnings Release | 2Q.2020
Banco Santander México
30

VIII. Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

IX. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 2Q20*4

•	Average figures are calculated using 1Q20 and 2Q20

Earnings Release | 2Q.2020
Banco Santander México
31

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2020, Banco Santander México had total assets of Ps.1,929 billion under Mexican Banking GAAP and more than 18.6 million customers. Headquartered in Mexico City, the Company operates 1,406 branches and offices nationwide and has a total of 20,062 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.23.0893

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 2Q.2020
Banco Santander México
32

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 2Q.2020
Banco Santander México
33

X. Consolidated Financial Statements

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2020
Banco Santander México
34

Consolidated balance sheet
Million pesos
	2020		2019
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	85,658	113,427	85,628	66,997	73,192	73,680

Margin accounts	4,638	4,929	5,152	5,319	3,826	3,521

Investment in securities	540,938	368,394	360,682	365,999	282,178	241,293
Trading securities	175,739	116,232	115,455	146,864	94,763	77,513
Securities available for sale	353,978	241,000	234,136	208,074	176,435	152,878
Securities held to maturity	11,221	11,162	11,091	11,061	10,980	10,902

Debtors under sale and repurchase agreements	36,848	66,147	4,154	14,747	67,889	63,768

Derivatives	385,504	346,921	160,129	182,761	147,088	135,612
Trading purposes	376,412	334,082	151,892	174,093	139,902	128,162
Hedging purposes	9,092	12,839	8,237	8,668	7,186	7,450

Valuation adjustment for hedged financial assets	421	264	234	253	152	77

Performing loan portfolio
Commercial loans	472,748	498,956	439,076	426,180	434,438	430,571
Commercial or business activity	384,891	405,260	351,911	351,698	360,269	351,907
Financial entities loans	13,083	17,103	16,713	13,713	12,430	15,911
Government entities loans	74,774	76,593	70,452	60,769	61,739	62,753
Consumer loans	108,292	111,592	112,663	112,099	110,226	107,959
Mortgage loans	151,335	148,494	145,660	142,766	140,034	137,820
Medium and residential	138,919	135,594	132,491	128,996	126,003	123,041
Social interest	24	29	32	37	42	49
Credits acquired from INFONAVIT or FOVISSSTE	12,392	12,871	13,137	13,733	13,989	14,730
Total performing loan portfolio	732,375	759,042	697,399	681,045	684,698	676,350

Non-performing loan portfolio
Commercial loans	6,700	5,728	5,553	5,783	5,545	5,423
Commercial or business activity	6,698	5,728	5,553	5,783	5,545	5,423
Financial entities loans	2	0	0	0	0	0
Consumer loans	4,700	4,319	4,459	4,531	4,469	4,091
Mortgage loans	7,444	6,720	6,269	5,967	5,617	5,362
Medium and residential	5,864	5,095	4,751	4,431	4,094	3,978
Social interest	5	3	4	5	5	5
Credits acquired from INFONAVIT or FOVISSSTE	1,575	1,622	1,514	1,531	1,518	1,379
Total non-performing portfolio	18,844	16,767	16,281	16,281	15,631	14,876
Total loan portfolio	751,219	775,809	713,680	697,326	700,329	691,226

Allowance for loan losses	(26,157)	(22,664)	(21,494)	(21,299)	(21,345)	(20,836)
Loan portfolio (net)	725,062	753,145	692,186	676,027	678,984	670,390

Accrued income receivable from securitization transactions	155	154	157	80	84	113
Other receivables (net)	107,968	106,093	64,076	110,974	77,945	79,046
Foreclosed assets (net)	136	155	227	231	232	241
Property, furniture and fixtures (net)	10,185	10,343	10,545	9,715	9,054	8,841
Long-term investment in shares	913	359	90	90	90	90
Deferred taxes and deferred profit sharing (net)	21,560	21,849	19,154	18,702	18,901	18,986
Deferred charges, advance payments and intangibles	9,324	9,991	9,541	8,808	8,536	8,601
Other	40	39	39	38	36	35

Total assets	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Earnings Release | 2Q.2020
Banco Santander México
35

Consolidated balance sheet
Million pesos
	2020		2019
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	880,490	861,518	745,882	738,723	776,006	750,154
Demand deposits	506,332	529,554	443,189	437,202	458,126	462,441
Time deposits – general public	223,703	216,206	186,484	190,925	207,018	193,528
Time deposits – money market	58,072	63,040	61,132	53,820	54,543	45,175
Credit instruments issued	90,750	51,178	53,345	55,133	54,718	47,510
Global Account uptake without movements	1,633	1,540	1,732	1,643	1,601	1,500

Bank and other loans	73,378	40,595	45,279	51,640	68,089	57,574
Demand loans	30,459	275	5,922	9,546	22,305	6,792
Short-term loans	18,972	16,973	15,713	15,239	17,816	22,440
Long-term loans	23,947	23,347	23,644	26,855	27,968	28,342

Creditors under sale and repurchase agreements	267,962	234,582	192,835	162,216	84,668	65,455

Securities Lending	0	0	0	0	1	0

Collateral sold or pledged as guarantee	15,411	10,209	8,923	30,611	21,211	24,006
Repurchase	999	2,392	644	9	118	912
Securities loans	14,412	7,817	8,279	30,602	21,093	23,094

Derivatives	399,025	361,310	152,422	176,569	144,866	134,917
Trading purposes	371,702	336,580	144,914	168,014	136,778	127,854
Hedging purposes	27,323	24,730	7,508	8,555	8,088	7,063

Valuation adjustment of financial liabilities hedging	4	3	5	14	(12)	(19)

Other payables	104,481	110,432	93,398	125,472	104,255	104,521
Income taxes payable	0	0	224	111	22	29
Employee profit sharing payable	226	424	345	273	184	395
Creditors from settlement of transactions	38,272	44,548	36,356	65,724	41,499	41,122
Payable for margin accounts	109	627	407	1	532	69
Payable for cash collateral received	26,471	23,230	16,759	16,208	22,924	28,378
Sundry creditors and other payables	39,403	41,603	39,307	43,155	39,094	34,528

Subordinated credit notes	41,957	42,218	34,267	35,464	34,886	34,819

Deferred revenues and other advances	106	302	288	332	388	501

Total liabilities	1,782,814	1,661,169	1,273,299	1,321,041	1,234,358	1,171,928

Paid-in capital	34,977	34,917	34,908	34,859	34,961	34,908
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,178	5,118	5,109	5,060	5,162	5,109

Other capital	111,559	106,124	103,787	104,841	98,868	97,458
Capital reserves	25,446	23,845	23,845	23,845	23,845	22,315
Retained earnings	77,013	78,802	57,617	63,217	63,365	69,885
Result from valuation of available for sale securities, net	1,516	(467)	2,177	1,311	667	(145)
Result from valuation of cash flow hedge instruments, net	(1,104)	(527)	(249)	(261)	(221)	(155)
Cumulative effect of conversion	9	9	9	9	9	9
Adjustment employees pension fund	(1,001)	(995)	(986)	261	272	226
Net income	9,644	5,414	21,332	16,416	10,899	5,291
Non-controlling interest	36	43	42	43	32	32
Total stockholders’ equity	146,536	141,041	138,695	139,700	133,829	132,366

Total liabilities and stockholders´ equity	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Consolidated balance sheet
Million pesos
	2020		2019
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	60	60	58	50	46	46
Credit commitments	241,991	239,348	216,574	232,458	214,277	231,994
Assets in trust or under mandate	203,887	182,285	185,620	187,586	179,341	177,672
Trusts	203,288	181,595	184,868	186,678	177,240	175,516
Mandates	599	690	752	908	2,101	2,156
Assets in custody or under administration	1,736,409	1,683,347	1,597,771	2,147,758	2,058,218	2,124,474
Collateral received	90,306	112,071	95,259	97,706	141,731	208,248
Collateral received and sold or pledged as guarantee	33,734	35,501	77,824	46,861	49,536	118,896
Investment banking transactions for third parties (net)	100,690	172,343	176,736	170,777	111,475	66,018
Uncollected interest earned on past due loan portfolio	890	879	818	854	859	803
Other record accounts	1,789,945	1,891,589	1,698,449	1,730,053	1,686,189	1,696,042
	4,197,912	4,317,423	4,049,109	4,614,103	4,441,672	4,624,193

Earnings Release | 2Q.2020
Banco Santander México
36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statement of income
Million pesos
	2020			2019
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	60,230	29,383	30,847	61,329	31,544	30,465	30,556	30,773
Interest expense	(27,403)	(13,452)	(13,951)	(28,292)	(14,817)	(13,876)	(13,968)	(14,324)
Net interest income	32,827	15,931	16,896	33,037	16,727	16,589	16,588	16,449

Provisions for loan losses	(13,515)	(8,350)	(5,165)	(8,772)	(4,862)	(4,478)	(4,454)	(4,318)
Net interest income after provisions for loan losses	19,312	7,581	11,731	24,265	11,865	12,111	12,134	12,131

Commission and fee income	12,696	6,188	6,508	12,502	6,250	6,504	6,486	6,016
Commission and fee expense	(3,401)	(1,590)	(1,811)	(3,379)	(1,925)	(1,924)	(1,789)	(1,590)
Net gain (loss) on financial assets and liabilities	4,166	3,283	883	896	1,461	1,101	564	332
Other operating income	(444)	(232)	(212)	(991)	(601)	(582)	(440)	(551)
Administrative and promotional expenses	(19,384)	(9,599)	(9,785)	(18,738)	(10,344)	(9,783)	(9,482)	(9,256)
Operating income	12,945	5,631	7,314	14,555	6,706	7,427	7,473	7,082

Equity in results of associated companies	39	35	4	0	0	0	0	0

Operating income before income taxes	12,984	5,666	7,318	14,555	6,706	7,427	7,473	7,082

Current income taxes	(5,067)	(2,023)	(3,044)	(3,033)	(2,108)	(1,958)	(1,782)	(1,251)
Deferred income taxes (net)	1,727	587	1,140	(623)	318	48	(83)	(540)
Net income	9,644	4,230	5,414	10,899	4,916	5,517	5,608	5,291

Earnings Release | 2Q.2020
Banco Santander México
37

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2020
Banco Santander México
38

Consolidated statement of changes in stockholders’ equity
From January 1st to June 30th, 2020
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2019	29,799	5,109	23,845	57,617	2,177	(249)	9	(986)	21,332	42	138,695
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,601	19,731					(21,332)		0
TOTAL	0	0	1,601	19,731	0	0	0	0	(21,332)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(661)						(661)
Result from valuation of cash flow hedge instruments, net						(855))					(855)
Recognition of share-based payments		117									117
Shares held by treasury		(48)									(48)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(335)							(335)
Employee defined benefit measures								(15)			(15)
Net income									9,644		9,644
Non-controlling interest										(6)	(6)

TOTAL	0	69	0	(335)	(661)	(855)	0	(15)	9,644	(6)	7,841

BALANCE AS OF JUNE 30th, 2020	29,799	5,178	25,446	77,013	1,516	(1,104)	9	(1,001)	9,644	36	146,536

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2020
Banco Santander México
39

Consolidated statement of cash flows
From January 1st to June 30th, 2020
Million pesos

OPERATING ACTIVITIES
Net income		9,644
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(7,905)
Equity in income of associated companies	(39)
Depreciation of property, furniture and fixtures	813
Amortizations of intangible assets	1,197
Recognition of share-based payments	117
Current and deferred income taxes	3,340
Provisions	207
Amortizations of debt issuance expenses	9	(2,261)
		7,383
OPERATING ACTIVITIES
Margin accounts		514
Investment in securities		(170,065)
Debtors under sale and repurchase agreements		(32,694)
Derivatives-asset		(224,698)
Loan portfolio-net		(31,533)
Accrued income receivable from securitization transactions		3
Foreclosed assets		91
Other operating assets		(47,629)
Deposits		132,315
Bank and other loans		28,099
Creditors under sale and repurchase agreements		75,127
Collateral sold or pledged as guarantee		6,488
Derivatives-liability		234,447
Other operating liabilities		10,437
Payments of income taxes		(1,519)
Net cash provided by (used in) operating activities		(20,617)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		1
Payments for acquisition of property, furniture and fixtures		(453)
Payments for acquisition of intangible assets		(773)
Payments for acquisition of mortgage business		(784)

Net cash provided by (used in) investing activities		(2,009)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(335)
Payments from associated for purchase of treasury shares		(48)

Net cash used in financing activities		(383)

Net Cash decrease		(15,626)

Adjustment to cash flows for changes in exchange rate		15,656

Funds available at the beginning of the year		85,628

Funds available at the end of the year		85,658

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 2Q.2020
Banco Santander México
40

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2020
Banco Santander México
41

XI.Notes to Consolidated Financial Statements

▪	Special accounting criteria

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2020
Banco Santander México
42

Special accounting criteria

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SICs by its Spanish acronym).

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the requirements established in the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural ones, as long as the loan is classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria may be applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits are implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

-	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

-	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

-	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

-	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SICs.

In the event that the restructuring or renewals include deductions, waivers, bonuses, or discounts on the loan

Earnings Release | 2Q.2020
Banco Santander México
43

balance that result in lower payments for customers, as a mechanism to strengthen the liquidity, the constitution of the estimates may be deferred preventive for credit risk, related to the granting of deductions, waivers, bonuses and discounts to customers.

When documenting the new loan conditions, if applicable, there must be evidence of the agreement between the parties, which can be accredited by email.

Regarding the modifications to the mortgage loans with guarantee, which cannot be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provisions for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interests and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

•	These are loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring end no later than 120 calendar days after the date indicated above (June 2020).

•	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions must adhere to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed upon as of February 28, 2020 should not be restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Additionally, credit institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020. and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021 as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those current credit operations as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consists of not demanding the minimum payment for 4 months including principal and interest, this is reflected in the client's account statement, since the minimum payment will be zero during this period. Once the support is requested, it will take effect 24 business hours after the request; applying for and obtaining support does not affect the customer's credit history.

Earnings Release | 2Q.2020
Banco Santander México
44

Interest is generated at normal rate and these will not be part of the revolving balance, that is, there is no capitalization of interest. The customer can make payments at any time to the credit card.

It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client may re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It is necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer can make payments during the suspension period.

Automotive loan

The program consists of not requiring the required payment of the loan for the following 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client is eligible for support. The customer can make advance payments at any time.

Mortgage loan

The support consists of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client is eligible for support. There is no impact on the customer's credit history, nor will collection activities be carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it is not necessary to make the monthly payment during this period. There is no affectation for the client in the credit bureau (SICs), which allows him to use this liquidity to solve his immediate needs.

The loan line is extended in the same monthly payments for which payment is postponed.

SME loan - Agile

The support consists of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allows the client to use this liquidity to solve immediate needs, since the minimum payment is not required. The loan conditions are maintained, the only thing that changes is the term that increases up to 4 months, without any affectation in the credit bureau (SICs).

As of June 30, 2020, Banco Santander México has 628,786 loans registered in its different support programs for an amount of Ps.191,238 million. These loans are segregated as follows:

	Loans	Million
	number	pesos
Commercial loans
Commercial or business activity	24,712	Ps. 82,602

Consumer loans	545,423	41,931
Mortgage loans
Medium and residential	58,642	66,704
Social interest	9	1
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total	628,786	Ps. 191,509

Earnings Release | 2Q.2020
Banco Santander México
45

Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV for the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same way, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended.

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Banco Santander Mexico would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of June 30, 2020:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Performing loan portfolio:
Commercial loans
Commercial or business activity	472,748	453,232

Consumer loans	108,292	106,493
Mortgage loans
Medium and residential	138,919	134,744
Social interest	24	24
Credits acquired from INFONAVIT or FOVISSSTE	12,392	12,392

	151,335	147,160

Total performing loan portfolio	732,375	706,885

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	6,700	26,030

Consumer loans	4,700	6,409

Earnings Release | 2Q.2020
Banco Santander México
46

Mortgage loans
Medium and residential	5,864	9,960
Social interest	5	5
Credits acquired from INFONAVIT or FOVISSSTE	1,575	1,575

	7,444	11,540

Total non-performing portfolio	18,844	43,979

Total loan portfolio	751,219	750,864

(-) Less:
Allowance for loan losses	(26,157)	(26,925)

Loan portfolio (net)	725,062	723,939

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	60,230	59,875
Allowance for loan losses	(13,515)	(14,283)

Below is the calculation of the capitalization index of Banco Santander México as of June 30, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	16.69%
Accounting Criteria B-6	16.49%

(20) bp

Constitution of additional provisions derived from the pandemic caused by the virus SARS-CoV-2 (COVID-19)

Banco Santander México has recorded Ps. 2,876 million additional provisions in advance as of June 30, 2020 in order to mitigate possible future requirements of allowance for loan losses once the support programs are concluded and the enforceability of the corresponding contractual payments resumes.

Earnings Release | 2Q.2020
Banco Santander México
47

These additional provisions were determined based on the probability of increase in the irregularity of payment of the loan portfolio subject to the support programs, returning to the observed averages of expected losses of the portfolio. Additionally, the possibility of carrying out additional restructurings to those foreseen in the Special Accounting Criteria for the higher risk segments that requested a first support derived from the pandemic by COVID-19, the above requires recognized additional provisions as these restructuring are classified as past due as established in Accounting Criteria B-6 "Credit Portfolio" issued by the CNBV.

At the same time, the allowance for loan losses recognized as of June 30, 2020, include prudential provisions, of Ps. 1,039 million for the operations of the borrowers who have initiated legal processes for restructuring liabilities and for operations with impairment in their recovery expectations, in accordance with Banco Santander México's internal policies and models.

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems. accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2020

As from January 1, 2020, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes the retrospective application in the recognition of accounting changes, error corrections and reclassifications. However, the CINIF considered it convenient to introduce the concept of partial retrospective application, in order to give practical sense to the recognition of certain accounting changes derived from modifications to the MFRS or the incorporation of new MFRS. The CINIF will evaluate in each case, when it is possible to apply this practical solution and it will be established in each MFRS.

MFRS B-8, Consolidated or combined financial statements

Presentation of the goodwill of subsidiaries in unconsolidated financial statements

Earnings Release | 2Q.2020
Banco Santander México
48

MFRS B-8 establishes the possibility for a controlling entity to present unconsolidated financial statements. In the financial statements, the interests in subsidiaries must be presented as permanent investments valued based on the equity method, for which the provisions of MFRS C-7, Investments in associates, joint ventures and permanent investments must be observed; however, MFRS B-8 does not clearly mention how the goodwill of the subsidiaries should be presented.

MFRS B-8 is amended to promptly mention the form of presentation of goodwill associated with a subsidiary

MFRS B-11, Disposal of long-lived assets and discontinued operations

The CINIF amended MFRS B-11 to clarify that a disposal asset is not the same as an asset held for sale; that is, disposal assets include assets: held for sale, to distribute to shareholders, for abandonment and for donation.

Disposal assets classified as non-current in accordance with MFRS B-6, Statement of Financial Position, must be classified as current assets when they meet the criteria to be classified as held for sale in accordance with this MFRS. The assets of an entity that would normally be considered non-current, but that entity since its acquisition has exclusively destined them to be sold, should not be classified as current unless they meet the criteria to be classified as held for disposal in accordance with this MFRS.

MFRS C-2, Investment in financial instruments

MFRS C-2 establishes that an entity may, upon initial recognition of a financial instrument, irrevocably designate it as valued at its fair value with effect on net profit or loss. However, the wording of the MFRS was not clear, so it was modified to make it more precise.

MFRS C-3, Accounts receivable

MFRS C-3 establishes that an entity must recognize an foreclosed asset received in exchange for an account receivable, at the lower of the gross book value of the account receivable and the net realization value of the foreclosed asset. However, in Appendix A of this MFRS it is mentioned that it should be the net book value of the account receivable, so this appendix was adjusted.

MFRS C-16, Impairment of financial instruments receivable

It is considered necessary to make a modification to specify what interest rate will be used in the event of renegotiation of a Financial instruments to collect principal and interest (FICPI). The rate to be used will be the original effective interest rate, which should only be modified due to the effect of the renegotiation costs to be amortized.

MFRS C-19, Financial instruments payable

MFRS C-19 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated during the life of the instrument; In the application of said criterion, it has been detected that the effects of the recalculation of the effective rate normally do not have effects of relative importance in the amortization of the transaction costs and finally in the book value of the Financial Instruments Payable (FIP), therefore, MFRS C-19 is modified to not require recalculation of the effective interest rate against a variable interest rate that does not produce effects of relative importance.

MFRS C-20, Financial instruments to collect principal and interest

MFRS C-19 and MFRS C-20 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated for the rest of the instrument's life, in accordance with the change made by the CINIF to the MFRS C-19, the MFRS C-20 is also modified.

MFRS D-2, Costs associated with contracts with customers

Earnings Release | 2Q.2020
Banco Santander México
49

In the convergence section with the International Financial Reporting Standards (IFRS or NIIF by its Spanish acronym), within the Introduction section of MFRS D-2, it was mentioned that this MFRS was totally convergent with said international standards; however, a difference was detected, so the CINIF modified MFRS D-2 to mention it.

MFRS D-3, Employee benefits

It establishes the bases to recognize the uncertain tax treatments in the Employees' Statutory Profit Sharing (PTU by its Spanish acronym) both caused and deferred, as well as the disclosure requirements in this regard. The PTU, when determined on the same on the same law and basically on the same basis with which the income tax is determined, could also be based on uncertain tax determinations, established in MFRS D-4 Income Tax as regards to uncertain tax treatments.

MFRS D-4, Income tax

It indicates the bases to recognize the uncertain tax treatments in the income taxes, both caused and deferred, as well as the disclosure requirements in this regard. It also includes rules for the recognition of income taxes generated by a distribution of dividends.

MFRS D-5, Leases

It incorporates the possibility of using a risk-free rate to discount future lease payments and thus recognize the lease liability of a lessee and restricts the use of the practical solution to prevent important and identifiable non-lease components from include in the measurement of assets for right of use and liabilities for leases.

Earnings Release | 2Q.2020
Banco Santander México
50

Earnings per ordinary share and earnings per diluted share
Millions of pesos, except shares and earnings per share

	June 2020			June 2019			June 2018

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	9,644	6,776,874,706	1.42	10,899	6,773,864,696	1.61	9,898	6,777,167,728	1.46

Treasury stock		10,119,651			13,129,661			9,826,629

Diluted earnings per share	9,644	6,786,994,357	1.42	10,899	6,786,994,357	1.61	9,898	6,786,994,357	1.46

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	9,644	6,786,994,357	1.42	10,899	6,786,994,357	1.61	9,898	6,786,994,357	1.46

Balance outstanding shares as of June 30TH, 2020	6,776,550,903

Earnings Release | 2Q.2020
Banco Santander México
51

Consolidated Balance Sheet by Segment
Million pesos
	As of June 30, 2020			As of June 30, 2019
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	39,465	37,175	9,018	48,829	5,965	18,398
Margin accounts	0	4,638	0	0	3,826	0
Investment in securities	0	171,569	369,369	0	91,604	190,574
Debtors under sale and repurchase agreements	0	36,848	0	0	67,889	0
Derivatives	0	376,412	9,092	0	139,902	7,186
Valuation adjustment for hedged financial assets	0	0	421	0	0	152
Total loan portfolio	615,808	135,411	0	576,290	124,039	0
Allowance for loan losses	(23,245)	(2,912)	0	(18,995)	(2,350)	0
Loan portfolio (net)	592,563	132,499	0	557,295	121,689	0
Accrued income receivable from securitization transactions	0	0	155	0	0	84
Other receivables (net)	200	93,446	14,322	222	56,811	20,912
Foreclosed assets (net)	136	0	0	232	0	0
Property, furniture and fixtures (net)	8,606	1,450	129	7,650	1,290	114
Long-term investment in shares	0	0	913	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	21,560	0	0	18,901
Other assets	1,830	1,411	6,123	1,648	1,292	5,632
Total assets	642,800	855,448	431,102	615,876	490,268	262,043

Liabilities
Deposits	619,002	122,863	47,875	561,680	115,740	43,868
Credit instruments issued	0	3,458	87,292	0	2,979	51,739
Bank and other loans	12,584	29,994	30,800	17,522	1,077	49,490
Creditors under sale and repurchase agreements	8,431	259,531	0	8,803	75,865	0
Securities lending	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	15,411	0	0	21,211	0
Derivatives	0	371,702	27,323	0	136,778	8,088
Valuation adjustment of financial liabilities hedging	0	0	4	0	0	(12)
Other payables	29,654	72,077	2,750	36,698	64,444	3,113
Subordinated credit notes	0	0	41,957	0	0	34,886
Deferred revenues and other advances	106	0	0	388	0	0
Total liabilities	669,777	875,036	238,001	625,091	418,095	191,172
Total stockholders' equity	57,932	31,267	57,337	64,063	24,913	44,853
Total liabilities and stockholders' equity	727,709	906,303	295,338	689,154	443,008	236,025

Earnings Release | 2Q.2020
Banco Santander México
52

Income Statement by Segment
Million pesos
	6M20			6M19
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	29,901	2,837	89	28,819	3,926	292
Provisions for loan losses	(13,315)	(200)	0	(8,817)	45	0
Net interest income after provisions for loan losses	16,586	2,637	89	20,002	3,971	292
Commission and fee income (net)	8,101	1,207	(13)	8,319	801	3
Net gain (loss) on financial assets and liabilities	595	2,149	1,422	619	204	73
Other operating income	(738)	37	257	(1,077)	8	78
Administrative and promotional expenses	(16,505)	(2,381)	(498)	(16,316)	(2,245)	(177)
Operating income	8,039	3,649	1,257	11,547	2,739	269

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 2Q.2020
Banco Santander México
53

Annex 1. Loan portfolio rating

As of June 30th, 2020
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	725,585	1,616	2,143	304	4,063
Risk "A-1"	661,536	1,239	980	259	2,478
Risk "A-2"	64,049	377	1,163	45	1,585
Risk "B"	75,004	375	2,388	171	2,934
Risk "B-1"	34,506	84	1,104	35	1,223
Risk "B-2"	24,228	66	745	93	904
Risk "B-3"	16,270	225	539	43	807
Risk "C"	25,537	320	1,879	433	2,632
Risk "C-1"	13,392	127	796	130	1,053
Risk "C-2"	12,145	193	1,083	303	1,579
Risk "D"	12,591	1,073	1,786	1,353	4,212
Risk "E"	10,741	4,074	2,924	603	7,601
Total rated portfolio	849,458	7,458	11,120	2,864	21,442

Provisions created					21,442
Complementary provisions					4,714

Total					26,156

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of June 30th, 2020.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

During 2Q20, CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 2Q.2020
Banco Santander México
54

Annex 2. Financial ratios according to CNBV

Percentages	2Q20	1Q20	2Q19	6M20	6M19

Past Due Loans Ratio	2.51	2.16	2.23	2.51	2.23

Past Due Loans Coverage	138.81	135.17	136.56	138.81	136.56

Operative Efficiency	2.06	2.44	2.84	2.08	2.80

ROE	11.77	15.48	16.85	13.41	16.38

ROA	0.91	1.35	1.68	1.03	1.63

Capitalization Ratio
Credit Risk	25.46	24.52	23.24	25.46	23.24
Credit, Market and operations risk	16.69	16.23	16.50	16.69	16.50

Liquidity	113.45	86.07	69.12	113.45	69.12

NIM (Net Interest Margin)	1.82	3.25	4.19	2.32	4.19

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 2Q.2020
Banco Santander México
55

Notes to financial statements as of June 30th 2020
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	7,380
Government securities	163,944
Shares	4,415
175,739

Securities available for sale:
Government securities	348,044
Private securities	5,279
Shares	655
353,978

Securities held until maturity:
Government securities	7,800
Government securities (special cetes)	3,421
11,221
Total	540,938

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	3,298
Government securities	33,550
Total	36,848

Credit balances
Bank securities	4,288
Government securities	260,220
Private securities	3,454
Total	267,962
(231,114)

3. Investment in securities different to government securities
At June 30th, 2020 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

Earnings Release | 2Q.2020
Banco Santander México
56

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30th, 2020, are as follows:

Trading:
Swaps
Interest rate	8,001,833
Cross currency	992,365
Equity	762

Futures	Buy	Sell

Foreign currency	9,284	0
Index	0	3,843

Forward contracts

Foreign currency	405,998	18,838
Equity	492	0

Options	Long	Short

Interest rate	92,921	100,592
Foreign currency	71,174	76,172
Indexes	1,642	988
Equity	589	632

Total trading derivatives	9,577,060	201,065

Hedging:
Cash flow
Interest rate swaps	31,311
Cross currency swaps	22,619
Foreign Exchange Forwards	36,864

Fair value
Interest rate swaps	4,167
Cross currency swaps	38,855

Total hedging derivatives	133,816

Total derivative financial instruments	9,710,876	201,065

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30th, 2020, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	GBP	Total

Commercial or business activity	298,039	78,646	2,178	5,061	967	384,891
Financial entities	11,961	1,122	0	0	0	13,083
Government entities	64,172	9,375	1,227	0	0	74,774
Commercial loans	374,172	89,143	3,405	5,061	967	472,748
Consumer loans	108,292	0	0	0	0	108,292
Media and residential	136,254	564	2,101	0	0	138,919
Of social interest	24	0	0	0	0	24
Credits acquired from INFONAVIT or FOVISSSTE	12,392	0	0	0	0	12,392
Mortgage loans	148,670	564	2,101	0	0	151,335
Total performing loan portfolio	631,134	89,707	5,506	5,061	967	732,375

Earnings Release | 2Q.2020
Banco Santander México
57

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,334	2,364	0	6,698
Financial entities	2	0	0	2
Commercial loans	4,336	2,364	0	6,700
Consumer loans	4,700	0	0	4,700
Media and residential	5,482	74	308	5,864
Of social interest	5	0	0	5
Credits acquired from INFONAVIT or FOVISSSTE	1,575	0	0	1,575
Mortgage loans	7,062	74	308	7,444
Total non-performing loan portfolio	16,098	2,438	308	18,844

The analysis of movements in non-performing loans from December 31st, 2019 to June 30th, 2020, is as follows:

Balance as of December 31st, 2019				16,281

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				18,166

Collections
Cash		(1,536)
Transfer to performing loan portfolio		(3,301)
Proceeds from foreclosure proceedings		(18)

Write-offs				(10,748)
Adjustment for exchange rate				0

Balance as of June 30th, 2020				18,844

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to June 30th, 2020, is as follows:

Balance as of January 1st, 2020	21,495

Allowance for loan losses	14,548
Write-offs	(10,716)
Foreign exchange result	830
Balance as of June 30th 2020	26,157

The table below presents a summary of write-offs by type of product as of June 30th, 2020:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,150	91	1,241	23.5
Mortgage loans	211	14	225	4.3
Credit card loans	1,958	47	2,005	38.0
Consumer loans	1,768	36	1,804	34.2
Total	5,087	188	5,275	100.0

Second quarter
Commercial loans	1,277	53	1,330	24.4
Mortgage loans	270	14	284	5.2
Credit card loans	1,901	62	1,963	36.1
Consumer loans	1,852	12	1,864	34.3
Total	5,300	141	5,441	100.0

Accumulated 2020
Commercial loans	2,427	144	2,571	24.0
Mortgage loans	481	28	509	4.7
Credit card loans	3,859	109	3,968	37.0
Consumer loans	3,620	48	3,668	34.2
Total	10,387	329	10,716	100.0

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission.

The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

Earnings Release | 2Q.2020
Banco Santander México
58

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES, of which Ps.3,421 million correspond to the early extinction of debtor support programs:

					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,587

Total securities held to maturity (no reserve)					3,587

Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,421

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at June 30th, 2020, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-Jul-22	125.94	1,607
B4-270701	423-2	15,292,752	01-Jul-27	125.94	1,926
B4-220804	431-2	440,294	04-Aug-22	115.31	51
BC-220804	431-2	71,442	04-Aug-22	38.95	3
					3,587

10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2020, is as follow:
	Pesos	USD
Average balance	412,833	66,257
Interest	2,581	2
Rate	2.47%	0.01%

Earnings Release | 2Q.2020
Banco Santander México
59

11. Bank and other loans

As of June 30th, 2020, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	7,000	4.90	From 1 to 2 days
Local bank loans	5,048	7.29	To 7 years
Public fiduciary funds	16,531	6.04	From 1 day to 10 years
Development banking institutions	18,190	6.47	From 1 day to 20 years
Total	46,769

Loans in foreign currency

Foreign bank loans	1,178	0.90	From 2 days to 9 months
Call money	139	0.05	From 1 to 2 days
Local bank loans	23,089	0.03	From 1 to 2 days
Public fiduciary funds	1,998	1.54	From 1 day to 5 years
Development banking institutions	20	5.55	From 1 to 4 months
Total	26,424

Total loans	73,193
Accrued interests	185

Total bank and other loans	73,378

12. Current and deferred taxes

Current taxes are composed as follows at June 30th, 2020

Income taxes	4,417
Deferred taxes	(1,711)	(1)
Total Bank	2,706
Current and-deferred taxes from other subsidiaries	634
Total consolidated Bank	3,340

(1) Deferred taxes are composed as follows:

Global provision	(791)
Fixed assets and deferred charges	47
Net effect from financial instruments	(1,522)
Accrued liabilities	314
Others	241
Total Bank	(1,711)	(1)
Allowance for loan losses of subsidiaries, net	(142)
Others, subsidiaries	126
Total deferred tax, consolidated Bank	(1,727)

As of June 30th, 2020, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	10,429
Other	11,131
Total deferred income tax (net)	21,560
Deferred taxes registered in balance sheet accounts	21,560
Deferred taxes registered in memorandum accounts	0

Earnings Release | 2Q.2020
Banco Santander México
60

12. Current and deferred taxes

Current taxes are composed as follows at June 30th, 2020

Income taxes	4,417
Deferred taxes	(1,711)	(1)
Total Bank	2,706
Current and-deferred taxes from other subsidiaries	634
Total consolidated Bank	3,340

(1) Deferred taxes are composed as follows:

Global provision	(791)
Fixed assets and deferred charges	47
Net effect from financial instruments	(1,522)
Accrued liabilities	314
Others	241
Total Bank	(1,711)	(1)
Allowance for loan losses of subsidiaries, net	(142)
Others, subsidiaries	126
Total deferred tax, consolidated Bank	(1,727)

As of June 30th, 2020, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	10,429
Other	11,131
Total deferred income tax (net)	21,560
Deferred taxes registered in balance sheet accounts	21,560
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of June 30th, 2020, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,825
Fixed assets and deferred charges	719
Accrued liabilities	515
Capital losses carryforward	896
Commissions and interests early collected	(483)
Foreclosed assets	55
Labor obligations	300
Derivative financial transactions of exchange rate	247
Deferred EPS asset:	4,074

Deferred EPS liability:

Net effect from financial instruments	(82)
Advance payments	(134)
Others	(31)
Deferred EPS liability	(247)

Less – Reserve	0
Deferred EPS asset (net)	3,827

Earnings Release | 2Q.2020
Banco Santander México
61

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,989
2	Earnings from previous fiscal years	76,678
3	Other elements of other comprehensive income (and other reserves)	34,479
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	146,145
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,365
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,359
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	14
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	389
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,478
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	33,624
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0

Earnings Release | 2Q.2020
Banco Santander México
62

E	of which: investments in related corporations	32,190
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	978
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	457
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	49,230
29	Level 1 Common Capital (CET1)	96,915
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	11,535
31	of which: Qualify as capital under the applicable accounting criteria	11,535
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	11,535
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	11,535
45	Level 1 capital (T1 = CET1 + AT1)	108,451
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	30,421
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	86
51	Level 2 capital before regulation adjustments	30,507

Earnings Release | 2Q.2020
Banco Santander México
63

	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	30,507
59	Total stock (TC = T1 + T2)	138,958
60	Total Risk Weighted Assets	832,610
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.64%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.03%
63	Total capital (as percentage of assets weighted by total risks)	16.69%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	15.34%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.64%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	9,505
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)

Earnings Release | 2Q.2020
Banco Santander México
64

80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

Earnings Release | 2Q.2020
Banco Santander México
65

13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

Earnings Release | 2Q.2020
Banco Santander México
66

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

Earnings Release | 2Q.2020
Banco Santander México
67

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.

Earnings Release | 2Q.2020
Banco Santander México
68

46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.

Earnings Release | 2Q.2020
Banco Santander México
69

73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Earnings Release | 2Q.2020
Banco Santander México
70

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,909,720
BG1	Funds Available	85,591
BG2	Margin accounts	2,673
BG3	Investment in securities	540,895
BG4	Debtors under sale and repurchase agreements	35,657
BG5	Securities loans)	0
BG6	Derivatives	385,504
BG7	Valuation adjustment for hedged financial assets	421
BG8	Total loan portfolio	680,149
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	107,630
BG11	Foreclosed assets (net	84
BG12	Property, furniture and fixtures (net)	9,552
BG13	Long-term investment in shares	36,498
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	15,983
BG16	Other assets (net)	9,083
	Liabilities	1,763,566
BG17	Deposits	881,230
BG18	Bank and other loans	56,378
BG19	Creditors under sale and repurchase agreements	268,006
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	15,411
BG22	Derivatives	399,025
BG23	Valuation adjustment for hedged financial liabilities	4
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	101,392
BG26	Subordinated debentures outstanding	41,957
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	163
	Shareholders' Equity	146,155
BG29	Paid-in capital	34,989
BG30	Other capital	111,166
	Memorandum accounts	3,715,421
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	59
BG33	Credit commitments	151,030
BG34	Assets in trust or mandate	202,650
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,736,180
BG37	Collateral received by the entity	89,120
BG38	Collateral received and sold or pledged as guarantee	33,734
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	545
BG41	Other accounts	1,502,103

Earnings Release | 2Q.2020
Banco Santander México
71

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,365	BG16= 9,083 Minus: deferred charges and advance payments 978; intangibles 6,359; advance payments that are computed as risk assets 1,103; other assets are computed as risk assets 1,722
2	Intangible assets	9	6,359	BG16= 9,083 Minus: deferred charges and advance payments 978; intangibles 2,365; advance payments that are computed as risk assets 1,103; other assets that are computed as risk assets 1,722
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	14	BG3= 540,895 Minus: Reciprocal investments in common capital of financial entities 389; Investments in securities computed as risk assets 540,491
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	389	BG3= 540,895 Minus: Investment in own-equity securities 14; Investments in securities computed as risk assets 540,491
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0

Earnings Release | 2Q.2020
Banco Santander México
72

11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,478	BG15= 15,983 Minus: Amount computed as risk asset 9,505
13	Reserves recognized as complementary capital	50	86	BG8= Total loan portfolio 680,149
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 36,498 Minus: Investments in subsidiaries 32,190; Investments in clearing houses 457; Investments in associated companies 933; Other investments that are computed as risk assets 2,918
16	Investments in associated companies	26 - E	32,190	BG13= 36,498 Minus: Investments in clearing houses 457; Investments in associated companies 933; Other investments that are computed as risk assets 2,918
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	978	BG16= 9,083 Minus: intangible assets 8,724; others assets that are computed as risk assets 1,103; other assets are computed as risk assets 1,722
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	457	BG13= 36,498 Minus: Investments in subsidiaries 32,190; Investments in associated companies 933; other investments that are computed as risk assets 2,918
	Liabilities
24	Deferred income tax related to goodwill	8	0

Earnings Release | 2Q.2020
Banco Santander México
73

25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,989	BG29
35	Retained earnings	2	76,678	BG30= 111,166 Minus: other items of earned capital 34,479, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	34,479	BG30= 111,166 Minus: Retained earnings 76,678,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	11,535	BG26= 41,957 More: Subordinated debt instruments non-convertible 30,421
39	Paid-in capital that meets with Exhibit 1-S	46	30,421	BG26= 41,957 More: Subordinated debt instruments convertible 11,535
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Earnings Release | 2Q.2020
Banco Santander México
74

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.

Earnings Release | 2Q.2020
Banco Santander México
75

22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	82,950	6,636
Transactions with debt instruments in national currency with surtax and reviewable rate	2,936	235
Transactions in national currency with real rate or denominated in UDIs	8,515	681
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	8,550	684
Positions in UDIs or with yield referred to INPC	30	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	382	31
Transactions in foreign currency with nominal rate	89,412	7,153
Positions in foreign currency or with yield indexed to the exchange rate	19,732	1,579
Positions in shares or with yield indexed to the price of one share or set of shares	11,807	945
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Earnings Release | 2Q.2020
Banco Santander México
76

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	8,009	641
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	4,224	338
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	14,906	1,193
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	36,105	2,888
Group III (weighted at 23%)	310	25
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	23,648	1,892
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	7,437	595
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	8,561	685
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	23,216	1,857

Earnings Release | 2Q.2020
Banco Santander México
77

Group VI (weighted at 75%)	14,970	1,198
Group VI (weighted at 100%)	59,311	4,745
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	4,071	326
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	567	45
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	165,635	13,251
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	2	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	44	3
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	8	1
Group VII-B weighted at 57.5%)	9,792	783
Group VII-B (weighted at 100%)	46,619	3,730
Group VII-B (weighted at 115%)	112	9
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	2,428	194
Group VIII (weighted at 150%)	2,879	230
Group IX (weighted at 100%)	46,167	3,693
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,289	103
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	23,496	1,880
Credit Valuation Adjustment on Derivative Operations	37,163	2,973
Re-securitization with Risk Degree 1 (weighted at 20%)	1,594	128
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,273	262
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Earnings Release | 2Q.2020
Banco Santander México
78

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	62,461	4,997

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		59,627

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander Mexico, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 2Q.2020
Banco Santander México
79

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander Mexico, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 2Q.2020
Banco Santander México
80

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Write-down), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$25,145,225,839.39
9	Instrument's Face Value		$30,016,090,000.00 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

Earnings Release | 2Q.2020
Banco Santander México
81

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that

Earnings Release | 2Q.2020
Banco Santander México
82

Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Earnings Release | 2Q.2020
Banco Santander México
83

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$11,544,650,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.

Earnings Release | 2Q.2020
Banco Santander México
84

18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-

Earnings Release | 2Q.2020
Banco Santander México
85

down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 2Q.2020
Banco Santander México
86

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,488,559
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(49,230)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,439,329
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	41,442
5	Add-on amounts for PFE associated with all derivatives transactions	48,306
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	89,748
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	68,310
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(32,652)
14	CCR exposure for SFT assets	1,543
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	37,200
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	151,030
18	(Adjustments for conversion to credit equivalent amounts)	(55,323)
19	Off-balance sheet items (sum of lines 17 and 18)	95,707
Capital and total exposures
20	Tier 1 capital	108,451
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,661,985
Leverage ratio
22	Basel III leverage ratio	6.53%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Jun-20
1	Total consolidated assets as per published financial statements	1,909,720
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0

Earnings Release | 2Q.2020
Banco Santander México
87

3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(49,230)
4	Adjustments for derivative financial instruments	(295,755)
5	Adjustment for securities financing transactions	1,543
6	Adjustment for off-balance sheet items	95,707
7	Other adjustments	0
	Leverage ratio exposure	1,661,985

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Jun-20
1	Total consolidated assets as per published financial statements	1,909,720
2	operative derivative financial instruments	(385,504)
3	operative securities financing transactions	(35,657)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,488,559

Table IV.1
Variation of the elements
	Mar-20	Jun-20
Concept/Quarter	T	T	Variation (%)
Basic Capital	102,020	108,451	6
Adjusted assets	1,561,273	1,661,985	6
Leverage ratio	6.53%	6.53%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of June 30th, 2020, is provided:

- As of Jun 30th, 2020 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $33,239mdp representing the 32.58% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

Earnings Release | 2Q.2020
Banco Santander México
88

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

Earnings Release | 2Q.2020
Banco Santander México
89

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of Specialized Businesses

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Deputy General Directorate Transformation and Digital Banking

-	Executive Direction of Strategy Clients

-	Deputy General Direction of Digital Factory

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and

Earnings Release | 2Q.2020
Banco Santander México
90

particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	1,609
Debtors under sale and repurchase agreements	974
Derivatives (asset)	138,188
Performing loan portfolio	11,801
Other receivables, (net)	25,668

Payable
Time deposits	4,890
Demand deposits	4,544
Credit instruments issued	1,156
Creditors under sale and repurchase agreements	4,928
Derivatives (liability)	139,903
Other payables	1,696
Creditors from settlement of transactions	2,545
Subordinated debentures	33,032

Revenues
Interest	143
Premium on sale and repurchase agreements	28
Others	111

Net Commissions	3,016
Net gain (loss) on financial assets and liabilities	(22,910)

Expenses
Interest	944
Administrative expenses	541
Technical assistance	1,279

22. Interests on loan portfolio
As of June 30th, 2020, the consolidated income statement includes, in the item "Interest income", Ps.43,163 million that correspond to interests from the loan portfolio of Banco Santander México, S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk

Earnings Release | 2Q.2020
Banco Santander México
91

inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	145,620.75	0.10%
Market Making	44,472.62	0.03%
Proprietary Trading	24,684.13	0.02%

Risk factor
Interest rate	75,902.67	0.05%
Foreign exchange	133,208.29	0.10%
Equity	67.92	0.00%
* % of VaR with respect to Net Capital

Earnings Release | 2Q.2020
Banco Santander México
92

The Value at Risk for the average the second quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	212,897.91	0.16%
Market Making	64,775.32	0.05%
Proprietary Trading	36,940.94	0.03%

Risk factor
Interest rate	133,241.60	0.10%
Foreign exchange	178,216.51	0.13%
Equity	771.45	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Apr-20	May-20	Jun-20	Average	Apr-20	May-20	Jun-20	Average
Balance MXN GAP	8%	9%	4%	7%	49%	41%	38%	43%
Scenario	+100 bp	+100 bp	+100 bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	36%	31%	26%	31%	73%	76%	22%	57%
Scenario	(75) bp	(75) bp	(50) bp	N/A	(75) bp	(75) bp	(50) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2020:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	+100 bp	(59)	1,019	(1,078)	+100 bp	(1,608)	2,016	(3,623)
Balance USD GAP	(50) bp	(366)	49	(415)	(50) bp	(1,120)	(1,199)	78

Earnings Release | 2Q.2020
Banco Santander México
93

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	146,253	(207,159)	71,163	(46,685)	81,939	50,409	35,135	30,015	280,965	(149,529)
Non Derivative	145,382	(207,104)	71,164	(45,783)	81,713	50,660	34,841	30,058	276,764	(146,931)
Derivatives	871	(55)	(1)	(902)	226	(251)	293	(43)	4,201	(2,598)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Earnings Release | 2Q.2020
Banco Santander México
94

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Earnings Release | 2Q.2020
Banco Santander México
95

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the second quarter of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-20	May-20	Jun-20	Average
Sovereign Risk, Development Banking and Financial Institutions	1,292.68	1,059.80	1,034.98	1,129.15
Corporates	523.77	501.37	521.63	515.59
Project Finance	461.97	469.69	475.55	469.07
Companies	361.05	357.93	358.12	359.03

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the second quarter of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-20	May-20	Jun-20	Average
Sovereign Risk, Development Banking and Financial Institutions	19,235.34	21,573.26	22,619.92	21,142.84
Corporates	56.71	56.16	54.95	55.94
Project Finance	0.00	0.00	0.00	0.00
Companies	0.00	0.00	0.01	0.00

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the second quarter of 2020, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 2Q20
Interest Rate Derivatives	38.22%
Exchange Rate Derivatives	61.66%
Bonds Derivatives	0.00%
Equity Derivatives	0.13%
Total	100%

The Expected Loss of Banco Santander at the end of the quarter of 2020, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S. Dollars
Segment	Apr-20	May-20	Jun-20	Average
Sovereign Risk, Development Banking and Financial Institutions	4.02	3.93	3.86	3.94
Corporates	27.03	15.05	13.81	18.63
Project Finance	13.20	9.36	8.66	10.41
Companies	11.47	7.93	7.46	8.95

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the second quarter of 2020:

Warranty
Millions of U.S. Dollars
Average
Cash	73.37%
Debt issued by the Mexican Government	15.86%
Debt issued by Sovereigns other than the Mexico	10.77%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These

Earnings Release | 2Q.2020
Banco Santander México
96

amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of MXN 42 million for operational risk in general to the second quarter of 2020.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Earnings Release | 2Q.2020
Banco Santander México
97

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

Earnings Release | 2Q.2020
Banco Santander México
98

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2020, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Earnings Release | 2Q.2020
Banco Santander México
99

Summary of Derivative Financial Instruments
Million Pesos as of June 30th, 2020

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	424,836	(767)	(4,068)
Forwards	Equity	Trading	492	(5)	7

Futures	Foreign Currency	Trading	9,284	0	0
Futures	Market Index	Trading	3,843	0	0

Options	Equity	Trading	1,698	(478)	(214)
Options	Foreign Currency	Trading	147,346	1,308	1,023
Options	Market Index	Trading	2,153	156	82
Options	Interest Rate	Trading	193,513	213	154

Swaps	Cross Currency	Trading	992,365	(3,337)	(7,140)
Swaps	Interest Rate	Trading	7,954,786	7,453	7,305
Swaps	Equity	Trading	762	167	353

Forwards	Foreign Currency	Hedging	36,864	1,057	1,794

Swaps	Cross Currency	Hedging	61,474	(14,672)	(13,497)
Swaps	Interest Rate	Hedging	82,525	(4,616)	(188)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2020, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2020, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	479	11
EQUITY FORWARD	29	0
OTC EQ	230	16
OTC FX	1303	320
SWAPTIONS	0	1
FX FORWARD	3317	318
IRS	653	78
CCS	80	5

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2020, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

Earnings Release | 2Q.2020
Banco Santander México
100

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2020:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(4.14)	11.58

Vega Risk factor
	EQ	FX	IR
Total	0.00	4.54	0.15

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.04)	(9.21)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Earnings Release | 2Q.2020
Banco Santander México
101

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2020:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(41)
Remote scenario	(883)
Possible scenario	(545)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the second quarter of 2020, the weighted average CCL for the Bank is 211.33%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	239,309
Cash Outflows
2	Unsecured retail financing	266,000	16,122
3	Stable funding	209,565	10,478
4	Less stable funding	56,435	5,643
5	Unsecured wholesale funding	458,106	177,524
6	Operational deposits	237,151	54,805
7	Non-operational deposits	198,777	100,541
8	Unsecured debt	22,178	22,178
9	Secured wholesale funding	Not applicable	284
10	Additional requirements:	263,208	55,316
11	Outflows related to derivatives exposures and other collateral requirements	120,836	46,860
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	142,373	8,456
14	Other contractual funding obligations	98,404	993
15	Other contingent funding obligations	9,053	9,053
16	Total Cash Out	Not applicable	259,292
Cash Inflows
17	Cash inflows secured transactions	85,339	1,622
18	Cash inflows from operations unsecured	146,230	116,093
19	Other cash inflows	18,366	18,366
20	Total Cash Inflows	249,936	136,081
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	239,309
22	Total Net Cash Out	Not applicable	123,211
23	Liquidity Coverage Ratio	Not applicable	211.33%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 2Q.2020
Banco Santander México
102

Notes related to the Liquidity Coverage Ratio

a) Natural days contemplated in the quarterly report.

•	91 days.

b) Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

• During the quarter, there was a decrease in CCL attribute to a reduction in the commercial gap due to a seasonal issue (driven by lower deposits at the beginning of the year).

c) Changes of major components within the quarter report.

• During the quarter, there was a decrease in CCL attribute to a reduction in the commercial gap due to a seasonal issue (driven by lower deposits at the beginning of the year).

d) Evolution of the composition of the Eligible and Computable Liquid Assets.

• The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e) Concentration of funding sources.

• The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

• In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f) Exposures in financial derivative instruments and possible margin calls.

• Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g) Currency mismatch.

• Performed analyses don’t show any significant vulnerability in Currency mismatch.

h) Description of the level of centralization of liquidity management and interaction between the units of the group.

• Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

• The liquidity management of all Bank subsidiaries is centralized.

i) Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

• The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I. Quantitative information:

a) The concentration limits for different groups of guarantees received and major sources of financing.

• The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b) Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

• Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

• The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

• The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q19, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

Earnings Release | 2Q.2020
Banco Santander México
103

31/03/2020	Term	Amount
Million pesos
Consolidated	90 days	199,779
Local Currency	90 days	91,396
Foreign Currency	30 days	102,059

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

• The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 31, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	181,327	43,414	0	0	0	36	0	0	137,876
Loans	977,699	68,651	103,908	91,846	129,675	282,060	127,373	175,009	(824)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	380	0	0	0	0	0	0	0	380
Securities	437,430	418	1,222	3,135	21,854	120,678	46,258	113,178	130,687
Permanent	16,397	0	0	0	0	0	0	0	16,397
Other Balance Sheet Assets	2,730,426	0	0	0	0	0	0	0	2,730,426
Total Balance Sheet Assets	4,343,659	112,483	105,130	94,981	151,529	402,774	173,632	288,187	3,014,943
Money Market	(246,866)	(134,006)	(203)	0	0	0	0	0	(112,657)
Deposits	(826,410)	(342,043)	(34,523)	(25,464)	(26,902)	(66,004)	(43,962)	(287,511)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(222,063)	(8,025)	(17,215)	(17,457)	(38,795)	(76,437)	(35,671)	(9,205)	(19,258)
Equity	(139,897)	0	0	0	0	0	0	0	(139,897)
Other Balance Sheet Liabilities	(2,723,255)	0	0	0	0	0	0	0	(2,723,255)
Total Balance Sheet Liabilities	(4,158,491)	(484,074)	(51,941)	(42,921)	(65,698)	(142,441)	(79,634)	(296,716)	(2,995,067)
Total Balance Sheet Gap	185,168	(371,591)	53,189	52,060	85,832	260,333	93,998	(8,529)	19,876
Total Off-Balance Sheet Gap	6,894	(19,138)	42	153	1,688	9,842	(123)	(240)	14,670
Total Structural Gap		(284,739)	52,649	51,841	84,896	269,688	93,875	(8,769)	(67,095)
Accumulated Gap		(696,864)	(232,091)	(180,250)	(232,565)	174,334	268,209	259,440	192,345

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

• Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

• The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

• Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

• The funding strategy of all subsidiaries is centralized.

Earnings Release | 2Q.2020
Banco Santander México
104

c)	Mitigation techniques of liquidity risk used by the institution.

• The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

• The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

• The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

• The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions will be in place for six months starting on February 28th, 2020, and could be extended by another six months if Banxico and the CNBV were to consider that conditions so require.

By applying some of the exceptions mentioned, the CCL would go to 211.33%, according to the format reported above.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
S&P 500	SPX
Eurostoxx 50	SX5E

i)	S&P 500 Index (SPX)

Standard and Poor’s 500 Index is an index weighted by capitalization and it is constituted by 500 stocks. This Index is designed to measure the performance of the USA economy via the changes in the market value added of 500 stocks representing the main industrial sectors

Formula:

The formula used for determining the value of SPX measures the daily change of the capitalization value of a sample of securities. This formula assesses the market trends and eases its reproduction in portfolios, mutual funds and securities portfolios aiming to obtain the average yield offered by the market.

Earnings Release | 2Q.2020
Banco Santander México
105

It: Index in time t

Pit: Price of issuer i in time t

Qit: Stocks of issuer i in time t

Fi: Factor of Adjustment due to input and output of securities in the sample, rights declared by issuers, repurchase of stocks and new issues, and disincorporations.

i= 1, 2, 3….n

Weighting: Weighting is determined according to the capitalization value.

Selection Criteria:

•	Companies in USA.

•	Capitalization value greater than 5 billion dollars.

•	financial viability

•	Bursatility

Operating companies

Size of sample:

S&P 500 Index includes the 500 most important companies within the most important industries in the economy of the United States of America. The table below shows the ticker symbols of the securities that constitute the sample

R

Ticker	Name	Ticker	Name	Ticker	Name
LYB UN Equity	LyondellBasell Industries NV	MU UW Equity	Micron Technology Inc	DVA UN Equity	DaVita Inc
AXP UN Equity	American Express Co	MSI UN Equity	Motorola Solutions Inc	HIG UN Equity	Hartford Financial Services Group Inc/Th
VZ UN Equity	Verizon Communications Inc	CBOE UF Equity	Cboe Global Markets Inc	IRM UN Equity	Iron Mountain Inc
AVGO UW Equity	Broadcom Inc	MYL UW Equity	Mylan NV	EL UN Equity	Estee Lauder Cos Inc/The
BA UN Equity	Boeing Co/The	LH UN Equity	Laboratory Corp of America Holdings	CDNS UW Equity	Cadence Design Systems Inc
CAT UN Equity	Caterpillar Inc	NEM UN Equity	Newmont Goldcorp Corp	UHS UN Equity	Universal Health Services Inc
JPM UN Equity	JPMorgan Chase & Co	NKE UN Equity	NIKE Inc	ETFC UW Equity	E*TRADE Financial Corp
CVX UN Equity	Chevron Corp	NI UN Equity	NiSource Inc	SWKS UW Equity	Skyworks Solutions Inc
KO UN Equity	Coca-Cola Co/The	NBL UN Equity	Noble Energy Inc	NOV UN Equity	National Oilwell Varco Inc
ABBV UN Equity	AbbVie Inc	NSC UN Equity	Norfolk Southern Corp	DGX UN Equity	Quest Diagnostics Inc
DIS UN Equity	Walt Disney Co/The	PFG UW Equity	Principal Financial Group Inc	ATVI UW Equity	Activision Blizzard Inc
FLT UN Equity	FleetCor Technologies Inc	ES UN Equity	Eversource Energy	ROK UN Equity	Rockwell Automation Inc

Earnings Release | 2Q.2020
Banco Santander México
106

EXR UN Equity	Extra Space Storage Inc	NOC UN Equity	Northrop Grumman Corp	KHC UW Equity	Kraft Heinz Co/The
XOM UN Equity	Exxon Mobil Corp	WFC UN Equity	Wells Fargo & Co	AMT UN Equity	American Tower Corp
PSX UN Equity	Phillips 66	NUE UN Equity	Nucor Corp	HFC UN Equity	HollyFrontier Corp
GE UN Equity	General Electric Co	PVH UN Equity	PVH Corp	REGN UW Equity	Regeneron Pharmaceuticals Inc
HPQ UN Equity	HP Inc	OXY UN Equity	Occidental Petroleum Corp	AMZN UW Equity	Amazon.com Inc
HD UN Equity	Home Depot Inc/The	OMC UN Equity	Omnicom Group Inc	JKHY UW Equity	Jack Henry & Associates Inc
IBM UN Equity	International Business Machines Corp	OKE UN Equity	ONEOK Inc	RL UN Equity	Ralph Lauren Corp
CXO UN Equity	Concho Resources Inc	RJF UN Equity	Raymond James Financial Inc	BXP UN Equity	Boston Properties Inc
JNJ UN Equity	Johnson & Johnson	PH UN Equity	Parker-Hannifin Corp	APH UN Equity	Amphenol Corp
MCD UN Equity	McDonald's Corp	ROL UN Equity	Rollins Inc	ARNC UN Equity	Arconic Inc
MRK UN Equity	Merck & Co Inc	PPL UN Equity	PPL Corp	PXD UN Equity	Pioneer Natural Resources Co
MMM UN Equity	3M Co	EXC UN Equity	Exelon Corp	VLO UN Equity	Valero Energy Corp
AWK UN Equity	American Water Works Co Inc	COP UN Equity	ConocoPhillips	SNPS UW Equity	Synopsys Inc
BAC UN Equity	Bank of America Corp	PHM UN Equity	PulteGroup Inc	WU UN Equity	Western Union Co/The
BHGE UN Equity	Baker Hughes a GE Co	PNW UN Equity	Pinnacle West Capital Corp	CHRW UW Equity	CH Robinson Worldwide Inc
PFE UN Equity	Pfizer Inc	PNC UN Equity	PNC Financial Services Group Inc/The	ACN UN Equity	Accenture PLC
PG UN Equity	Procter & Gamble Co/The	PPG UN Equity	PPG Industries Inc	TDG UN Equity	TransDigm Group Inc
T UN Equity	AT&T Inc	PGR UN Equity	Progressive Corp/The	YUM UN Equity	Yum! Brands Inc
TRV UN Equity	Travelers Cos Inc/The	PEG UN Equity	Public Service Enterprise Group Inc	PLD UN Equity	Prologis Inc
UTX UN Equity	United Technologies Corp	RTN UN Equity	Raytheon Co	FE UN Equity	FirstEnergy Corp
ADI UW Equity	Analog Devices Inc	RHI UN Equity	Robert Half International Inc	VRSN UW Equity	VeriSign Inc
WMT UN Equity	Walmart Inc	EIX UN Equity	Edison International	PWR UN Equity	Quanta Services Inc
CSCO UW Equity	Cisco Systems Inc	SLB UN Equity	Schlumberger Ltd	HSIC UW Equity	Henry Schein Inc
INTC UW Equity	Intel Corp	SCHW UN Equity	Charles Schwab Corp/The	AEE UN Equity	Ameren Corp
GM UN Equity	General Motors Co	SHW UN Equity	Sherwin-Williams Co/The	ANSS UW Equity	ANSYS Inc

Earnings Release | 2Q.2020
Banco Santander México
107

MSFT UW Equity	Microsoft Corp	SJM UN Equity	JM Smucker Co/The	NVDA UW Equity	NVIDIA Corp
DG UN Equity	Dollar General Corp	SNA UN Equity	Snap-on Inc	SEE UN Equity	Sealed Air Corp
CI UN Equity	Cigna Corp	AME UN Equity	AMETEK Inc	CTSH UW Equity	Cognizant Technology Solutions Corp
KMI UN Equity	Kinder Morgan Inc/DE	SO UN Equity	Southern Co/The	SIVB UW Equity	SVB Financial Group
C UN Equity	Citigroup Inc	BBT UN Equity	BB&T Corp	ISRG UW Equity	Intuitive Surgical Inc
AIG UN Equity	American International Group Inc	LUV UN Equity	Southwest Airlines Co	AMG UN Equity	Affiliated Managers Group Inc
HON UN Equity	Honeywell International Inc	SWK UN Equity	Stanley Black & Decker Inc	TTWO UW Equity	Take-Two Interactive Software Inc
MO UN Equity	Altria Group Inc	PSA UN Equity	Public Storage	RSG UN Equity	Republic Services Inc
HCA UN Equity	HCA Healthcare Inc	ANET UN Equity	Arista Networks Inc	EBAY UW Equity	eBay Inc
UAA UN Equity	Under Armour Inc	STI UN Equity	SunTrust Banks Inc	GS UN Equity	Goldman Sachs Group Inc/The
IP UN Equity	International Paper Co	SYY UN Equity	Sysco Corp	SRE UN Equity	Sempra Energy
HPE UN Equity	Hewlett Packard Enterprise Co	CTVA UN Equity	Corteva Inc	SBAC UW Equity	SBA Communications Corp
ABT UN Equity	Abbott Laboratories	TXN UW Equity	Texas Instruments Inc	MCO UN Equity	Moody's Corp
AFL UN Equity	Aflac Inc	TXT UN Equity	Textron Inc	BKNG UW Equity	Booking Holdings Inc
APD UN Equity	Air Products & Chemicals Inc	TMO UN Equity	Thermo Fisher Scientific Inc	FFIV UW Equity	F5 Networks Inc
RCL UN Equity	Royal Caribbean Cruises Ltd	TIF UN Equity	Tiffany & Co	AKAM UW Equity	Akamai Technologies Inc
AEP UN Equity	American Electric Power Co Inc	TJX UN Equity	TJX Cos Inc/The	MKTX UW Equity	MarketAxess Holdings Inc
HES UN Equity	Hess Corp	TMK UN Equity	Torchmark Corp	DVN UN Equity	Devon Energy Corp
APC UN Equity	Anadarko Petroleum Corp	TSS UN Equity	Total System Services Inc	GOOGL UW Equity	Alphabet Inc
AON UN Equity	Aon PLC	JCI UN Equity	Johnson Controls International plc	TFX UN Equity	Teleflex Inc
APA UN Equity	Apache Corp	ULTA UW Equity	Ulta Beauty Inc	RHT UN Equity	Red Hat Inc
ADM UN Equity	Archer-Daniels-Midland Co	UNP UN Equity	Union Pacific Corp	NFLX UW Equity	Netflix Inc
ADP UW Equity	Automatic Data Processing Inc	KEYS UN Equity	Keysight Technologies Inc	ALLE UN Equity	Allegion PLC
VRSK UW Equity	Verisk Analytics Inc	UNH UN Equity	UnitedHealth Group Inc	A UN Equity	Agilent Technologies Inc

Earnings Release | 2Q.2020
Banco Santander México
108

AZO UN Equity	AutoZone Inc	UNM UN Equity	Unum Group	ANTM UN Equity	Anthem Inc
AVY UN Equity	Avery Dennison Corp	MRO UN Equity	Marathon Oil Corp	CME UW Equity	CME Group Inc
MSCI UN Equity	MSCI Inc	VAR UN Equity	Varian Medical Systems Inc	JNPR UN Equity	Juniper Networks Inc
BLL UN Equity	Ball Corp	VTR UN Equity	Ventas Inc	BLK UN Equity	BlackRock Inc
BK UN Equity	Bank of New York Mellon Corp/The	VFC UN Equity	VF Corp	DTE UN Equity	DTE Energy Co
BAX UN Equity	Baxter International Inc	VNO UN Equity	Vornado Realty Trust	NDAQ UW Equity	Nasdaq Inc
BDX UN Equity	Becton Dickinson and Co	VMC UN Equity	Vulcan Materials Co	CE UN Equity	Celanese Corp
BRK/B UN Equity	Berkshire Hathaway Inc	WY UN Equity	Weyerhaeuser Co	PM UN Equity	Philip Morris International Inc
BBY UN Equity	Best Buy Co Inc	WHR UN Equity	Whirlpool Corp	CRM UN Equity	salesforce.com Inc
HRB UN Equity	H&R Block Inc	WMB UN Equity	Williams Cos Inc/The	HII UN Equity	Huntington Ingalls Industries Inc
BSX UN Equity	Boston Scientific Corp	WEC UN Equity	WEC Energy Group Inc	MET UN Equity	MetLife Inc
BMY UN Equity	Bristol-Myers Squibb Co	XRX UN Equity	Xerox Corp	UA UN Equity	Under Armour Inc
FBHS UN Equity	Fortune Brands Home & Security Inc	ADBE UW Equity	Adobe Inc	TPR UN Equity	Tapestry Inc
BF/B UN Equity	Brown-Forman Corp	AES UN Equity	AES Corp/VA	CSX UW Equity	CSX Corp
COG UN Equity	Cabot Oil & Gas Corp	AMGN UW Equity	Amgen Inc	EW UN Equity	Edwards Lifesciences Corp
CPB UN Equity	Campbell Soup Co	AAPL UW Equity	Apple Inc	AMP UN Equity	Ameriprise Financial Inc
KSU UN Equity	Kansas City Southern	ADSK UW Equity	Autodesk Inc	FTI UN Equity	TechnipFMC PLC
HLT UN Equity	Hilton Worldwide Holdings Inc	CTAS UW Equity	Cintas Corp	ZBH UN Equity	Zimmer Biomet Holdings Inc
CCL UN Equity	Carnival Corp	CMCSA UW Equity	Comcast Corp	CBRE UN Equity	CBRE Group Inc
QRVO UW Equity	Qorvo Inc	TAP UN Equity	Molson Coors Brewing Co	MA UN Equity	Mastercard Inc
CTL UN Equity	CenturyLink Inc	KLAC UW Equity	KLA-Tencor Corp	KMX UN Equity	CarMax Inc
UDR UN Equity	UDR Inc	MAR UW Equity	Marriott International Inc/MD	ICE UN Equity	Intercontinental Exchange Inc
CLX UN Equity	Clorox Co/The	MKC UN Equity	McCormick & Co Inc/MD	FIS UN Equity	Fidelity National Information Services I
CMS UN Equity	CMS Energy Corp	JWN UN Equity	Nordstrom Inc	CMG UN Equity	Chipotle Mexican Grill Inc
NWL UW Equity	Newell Brands Inc	PCAR UW Equity	PACCAR Inc	WYNN UW Equity	Wynn Resorts Ltd

Earnings Release | 2Q.2020
Banco Santander México
109

CL UN Equity	Colgate-Palmolive Co	COST UW Equity	Costco Wholesale Corp	AIZ UN Equity	Assurant Inc
CMA UN Equity	Comerica Inc	FRC UN Equity	First Republic Bank/CA	NRG UN Equity	NRG Energy Inc
IPGP UW Equity	IPG Photonics Corp	SYK UN Equity	Stryker Corp	RF UN Equity	Regions Financial Corp
CAG UN Equity	Conagra Brands Inc	TSN UN Equity	Tyson Foods Inc	MNST UW Equity	Monster Beverage Corp
ED UN Equity	Consolidated Edison Inc	LW UN Equity	Lamb Weston Holdings Inc	MOS UN Equity	Mosaic Co/The
SLG UN Equity	SL Green Realty Corp	AMAT UW Equity	Applied Materials Inc	EXPE UW Equity	Expedia Group Inc
GLW UN Equity	Corning Inc	AAL UW Equity	American Airlines Group Inc	EVRG UN Equity	Evergy Inc
CMI UN Equity	Cummins Inc	CAH UN Equity	Cardinal Health Inc	DISCA UW Equity	Discovery Inc
DHR UN Equity	Danaher Corp	CELG UW Equity	Celgene Corp	CF UN Equity	CF Industries Holdings Inc
TGT UN Equity	Target Corp	CERN UW Equity	Cerner Corp	VIAB UW Equity	Viacom Inc
DE UN Equity	Deere & Co	CINF UW Equity	Cincinnati Financial Corp	GOOG UW Equity	Alphabet Inc
D UN Equity	Dominion Energy Inc	DHI UN Equity	DR Horton Inc	COO UN Equity	Cooper Cos Inc/The
DOV UN Equity	Dover Corp	FLS UN Equity	Flowserve Corp	TEL UN Equity	TE Connectivity Ltd
LNT UW Equity	Alliant Energy Corp	EA UW Equity	Electronic Arts Inc	DFS UN Equity	Discover Financial Services
DUK UN Equity	Duke Energy Corp	EXPD UW Equity	Expeditors International of Washington I	TRIP UW Equity	TripAdvisor Inc
REG UW Equity	Regency Centers Corp	FAST UW Equity	Fastenal Co	V UN Equity	Visa Inc
ETN UN Equity	Eaton Corp PLC	MTB UN Equity	M&T Bank Corp	MAA UN Equity	Mid-America Apartment Communities Inc
ECL UN Equity	Ecolab Inc	XEL UW Equity	Xcel Energy Inc	XYL UN Equity	Xylem Inc/NY
PKI UN Equity	PerkinElmer Inc	FISV UW Equity	Fiserv Inc	MPC UN Equity	Marathon Petroleum Corp
EMR UN Equity	Emerson Electric Co	FITB UW Equity	Fifth Third Bancorp	TSCO UW Equity	Tractor Supply Co
EOG UN Equity	EOG Resources Inc	GILD UW Equity	Gilead Sciences Inc	AMD UW Equity	Advanced Micro Devices Inc
ETR UN Equity	Entergy Corp	HAS UW Equity	Hasbro Inc	RMD UN Equity	ResMed Inc
EFX UN Equity	Equifax Inc	HBAN UW Equity	Huntington Bancshares Inc/OH	MTD UN Equity	Mettler-Toledo International Inc
IQV UN Equity	IQVIA Holdings Inc	WELL UN Equity	Welltower Inc	CPRT UW Equity	Copart Inc
IT UN Equity	Gartner Inc	BIIB UW Equity	Biogen Inc	ALB UN Equity	Albemarle Corp
FDX UN Equity	FedEx Corp	NTRS UW Equity	Northern Trust Corp	FTNT UW Equity	Fortinet Inc
M UN Equity	Macy's Inc	PKG UN Equity	Packaging Corp of America	ESS UN Equity	Essex Property Trust Inc

Earnings Release | 2Q.2020
Banco Santander México
110

FMC UN Equity	FMC Corp	PAYX UW Equity	Paychex Inc	O UN Equity	Realty Income Corp
F UN Equity	Ford Motor Co	PBCT UW Equity	People's United Financial Inc	STX UW Equity	Seagate Technology PLC
NEE UN Equity	NextEra Energy Inc	QCOM UW Equity	QUALCOMM Inc	WRK UN Equity	Westrock Co
BEN UN Equity	Franklin Resources Inc	ROP UN Equity	Roper Technologies Inc	INFO UW Equity	IHS Markit Ltd
FCX UN Equity	Freeport-McMoRan Inc	ROST UW Equity	Ross Stores Inc	WAB UN Equity	Wabtec Corp
GPS UN Equity	Gap Inc/The	IDXX UW Equity	IDEXX Laboratories Inc	WDC UW Equity	Western Digital Corp
GD UN Equity	General Dynamics Corp	SBUX UW Equity	Starbucks Corp	PEP UW Equity	PepsiCo Inc
GIS UN Equity	General Mills Inc	KEY UN Equity	KeyCorp	FANG UW Equity	Diamondback Energy Inc
GPC UN Equity	Genuine Parts Co	FOXA UW Equity	Fox Corp	NKTR UW Equity	Nektar Therapeutics
ATO UN Equity	Atmos Energy Corp	FOX UW Equity	Fox Corp	MXIM UW Equity	Maxim Integrated Products Inc
GWW UN Equity	WW Grainger Inc	STT UN Equity	State Street Corp	CHD UN Equity	Church & Dwight Co Inc
HAL UN Equity	Halliburton Co	NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	DRE UN Equity	Duke Realty Corp
HOG UN Equity	Harley-Davidson Inc	USB UN Equity	US Bancorp	FRT UN Equity	Federal Realty Investment Trust
LHX UN Equity	L3Harris Technologies Inc	AOS UN Equity	AO Smith Corp	MGM UN Equity	MGM Resorts International
HCP UN Equity	HCP Inc	SYMC UW Equity	Symantec Corp	JBHT UW Equity	JB Hunt Transport Services Inc
HP UN Equity	Helmerich & Payne Inc	TROW UW Equity	T Rowe Price Group Inc	LRCX UW Equity	Lam Research Corp
FTV UN Equity	Fortive Corp	WM UN Equity	Waste Management Inc	MHK UN Equity	Mohawk Industries Inc
HSY UN Equity	Hershey Co/The	CBS UN Equity	CBS Corp	PNR UN Equity	Pentair PLC
SYF UN Equity	Synchrony Financial	AGN UN Equity	Allergan PLC	VRTX UW Equity	Vertex Pharmaceuticals Inc
HRL UN Equity	Hormel Foods Corp	STZ UN Equity	Constellation Brands Inc	AMCR UN Equity	Amcor PLC
AJG UN Equity	Arthur J Gallagher & Co	XLNX UW Equity	Xilinx Inc	FB UW Equity	Facebook Inc
MDLZ UW Equity	Mondelez International Inc	XRAY UW Equity	DENTSPLY SIRONA Inc	URI UN Equity	United Rentals Inc
CNP UN Equity	CenterPoint Energy Inc	ZION UW Equity	Zions Bancorp NA	ABMD UW Equity	ABIOMED Inc
HUM UN Equity	Humana Inc	ALK UN Equity	Alaska Air Group Inc	ARE UN Equity	Alexandria Real Estate Equities Inc
WLTW UW Equity	Willis Towers Watson PLC	IVZ UN Equity	Invesco Ltd	DAL UN Equity	Delta Air Lines Inc

Earnings Release | 2Q.2020
Banco Santander México
111

ITW UN Equity	Illinois Tool Works Inc	LIN UN Equity	Linde PLC	UAL UW Equity	United Airlines Holdings Inc
IR UN Equity	Ingersoll-Rand PLC	INTU UW Equity	Intuit Inc	NWS UW Equity	News Corp
FL UN Equity	Foot Locker Inc	MS UN Equity	Morgan Stanley	CNC UN Equity	Centene Corp
IPG UN Equity	Interpublic Group of Cos Inc/The	MCHP UW Equity	Microchip Technology Inc	MAC UN Equity	Macerich Co/The
IFF UN Equity	International Flavors & Fragrances Inc	CB UN Equity	Chubb Ltd	MLM UN Equity	Martin Marietta Materials Inc
JEC UN Equity	Jacobs Engineering Group Inc	HOLX UW Equity	Hologic Inc	PYPL UW Equity	PayPal Holdings Inc
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc
KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc
CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co

Earnings Release | 2Q.2020
Banco Santander México
112

MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co

Frequency of Review of the sample:

Changes to sample are performed discretionally; there is no established periodicity.

For more information regarding this index, its background, main characteristics and selection criteria, please consult www.indices.standardandpoors.com

Historical Evolution:

Comparison base: June 30, 2015

Period	Minimum Price	Maximum Price	Average Securities
2015	1,867.61	2,128.28	678,583,526.12
2016	1,829.08	2,271.72	673,318,164.54
2017	2,238.83	2,690.16	567,284,554.67
2018	2,351.10	2,930.75	647,233,054.69
2019	2,447.89	3,240.02	572,995,440.26
2° Half 2018	2,351.10	2,930.75	648,201,036.45
1°Half. 2019	2,447.89	2,954.18	613,839,413.34
2° Half 2019	2,840.60	3,240.02	532,817,401.52
1° Half 2020	2,237.40	3,386.15	844,698,219.39
January 2020	3,225.52	3,329.62	562,227,678.94
February 2020	2,954.22	3,386.15	693,823,560.31
March 2020	2,237.40	3,130.12	1,220,907,805.42
April 2020	2,470.50	2,939.51	839,770,336.80
May 2020	2,820.00	3,044.31	750,326,285.65
June 2020	3,002.10	3,232.39	996,125,590.20

Earnings Release | 2Q.2020
Banco Santander México
113

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPX012R DV008

Earnings Release | 2Q.2020
Banco Santander México
114

Market Price	Observed Price	Payment Rights (MXN)
-	-	$114.00
91.33	3.00	$114.00
182.66	6.00	$114.00
273.99	9.00	$114.00
365.32	12.00	$114.00
456.65	15.00	$114.00
547.98	18.00	$114.00
639.31	21.00	$114.00
730.63	24.00	$114.00
821.96	27.00	$114.00
913.29	30.00	$114.00
1,004.62	33.00	$114.00
1,095.95	36.00	$114.00
1,187.28	39.00	$114.00
1,278.61	42.00	$114.00
1,369.94	45.00	$114.00
1,461.27	48.00	$114.00
1,552.60	51.00	$114.00
1,643.93	54.00	$114.00

Earnings Release | 2Q.2020
Banco Santander México
115

1,735.26	57.00	$114.00
1,826.59	60.00	$114.00
1,917.92	63.00	$114.00
2,009.24	66.00	$114.00
2,100.57	69.00	$114.00
2,191.90	72.00	$114.00
2,283.23	75.00	$114.00
2,374.56	78.00	$114.00
2,465.89	81.00	$114.00
2,557.22	84.00	$114.00
2,648.55	87.00	$114.00
2,739.88	90.00	$114.00
2,831.21	93.00	$111.20
2,922.54	96.00	$107.00
3,013.87	99.00	$102.80
3,105.20	102.00	$99.00
3,196.53	105.00	$96.00
3,287.85	108.00	$95.00
3,379.18	111.00	$95.00
3,470.51	114.00	$95.00
3,561.84	117.00	$95.00
3,653.17	120.00	$95.00
3,744.50	123.00	$95.00
3,835.83	126.00	$95.00
3,927.16	129.00	$95.00
4,018.49	132.00	$95.00
4,109.82	135.00	$95.00
4,201.15	138.00	$95.00

Earnings Release | 2Q.2020
Banco Santander México
116

ii)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

Earnings Release | 2Q.2020
Banco Santander México
117

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: June 30, 2015

Period	Minimum Price	Maximum Price	Average (securities)
2015	3,019.34	3,686.58	612,111,448.83
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
2° Sem. 2018	2,937.36	3,527.18	466,359,582.24
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
1° Sem. 2020	2,385.82	3,865.18	629,401,790.51
January 2020	3,640.91	3,808.26	349,100,554.35
February 2020	3,329.49	3,865.18	541,800,121.55
March 2020	2,385.82	3,420.56	1,045,078,385.71
April 2020	2,662.99	2,996.08	612,640,637.07
May 2020	2,760.23	3,094.47	540,372,205.55
June 2020	3,077.92	3,384.29	682,953,924.03

Earnings Release | 2Q.2020
Banco Santander México
118

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SXE009R DC058

Earnings Release | 2Q.2020
Banco Santander México
119

Market Price	Observed Price	Payment Rights
2,379.44	70	100.00
2,447.42	72	100.00
2,515.41	74	100.00
2,583.39	76	100.00
2,651.38	78	100.00
2,719.36	80	100.00
2,787.34	82	100.00
2,855.33	84	100.00
2,923.31	86	100.00
2,991.30	88	100.00
3,059.28	90	100.00
3,127.26	92	100.00
3,195.25	94	100.00
3,263.23	96	100.00
3,331.22	98	100.00
3,399.20	100	100.00
3,467.18	102	106.22
3,535.17	104	112.44
3,603.15	106	118.66
3,671.14	108	124.88
3,739.12	110	131.10
3,807.10	112	137.32
3,875.09	114	143.54
3,943.07	116	146.65
4,011.06	118	146.65
4,079.04	120	146.65
4,147.02	122	146.65
4,215.01	124	146.65
4,282.99	126	146.65
4,350.98	128	146.65

SXE108R DC063

Earnings Release | 2Q.2020
Banco Santander México
120

Observed Price	Market Price	Payment Rights
1.00	38.3654	90
6.00	230.1924	90
11.00	422.0194	90
16.00	613.8464	90
21.00	805.6734	90
26.00	997.5004	90
31.00	1189.3274	90
36.00	1381.1544	90
41.00	1572.9814	90
46.00	1764.8084	90
51.00	1956.6354	90
56.00	2148.4624	90
61.00	2340.2894	90
66.00	2532.1164	90
71.00	2723.9434	90
76.00	2915.7704	90
81.00	3107.5974	90
86.00	3299.4244	90
91.00	3491.2514	91
96.00	3683.0784	96
101.00	3874.9054	125
106.00	4066.7324	125
111.00	4258.5594	125
116.00	4450.3864	125
121.00	4642.2134	125
126.00	4834.0404	126
131.00	5025.8674	131
136.00	5217.6944	136
141.00	5409.5214	141
146.00	5601.3484	146
151.00	5793.1754	151
156.00	5985.0024	156
161.00	6176.8294	161
166.00	6368.6564	166
171.00	6560.4834	171
176.00	6752.3104	176
181.00	6944.1374	181
186.00	7135.9644	186
191.00	7327.7914	191
196.00	7519.6184	196
201.00	7711.4454	201
206.00	7903.2724	206
211.00	8095.0994	211
216.00	8286.9264	216
221.00	8478.7534	221
226.00	8670.5804	226
231.00	8862.4074	231

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Microsoft Corporation	MSFT*
Energy Select Sector SPDR	XLE*
iShares China Large-Cap ETF	FXI*
The Coca-Cola Company	KO*

(i)	Microsoft Corporation (MSFT*)

Earnings Release | 2Q.2020
Banco Santander México
121

Stock Market where it is quoted:

Nasdaq

Description:

Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. It offers operating system software, server application, business and consumer application software, development tools, and internet and intranet tools. It also develops video game consoles and digital music entertainment devices.

Historical Evolution:

Comparison base: June 30, 2015

Period	Minimum Price	Maximum Price	Average (securities)
2015	40.47	56.55	36,194,459.12
2016	48.43	63.62	32,548,419.52
2017	62.14	86.85	23,268,042.65
2018	85.01	115.61	32,471,138.72
2019	97.40	158.96	25,340,184.79
2° Sem. 2018	94.13	115.61	33,314,706.08
1° Sem. 2019	97.40	137.78	26,968,056.34
2° Sem. 2019	132.21	158.96	23,738,854.63
1° Sem. 2020	135.42	203.51	44,094,775.92
January 2020	157.58	172.78	26,268,061.58
February 2020	158.18	188.70	44,515,908.07
March 2020	135.42	172.79	74,998,127.77
April 2020	152.11	179.21	46,524,490.27
May 2020	174.57	186.74	34,500,676.61
June 2020	182.83	203.51	37,659,344.37

Earnings Release | 2Q.2020
Banco Santander México
122

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

MSF105L DC019

Earnings Release | 2Q.2020
Banco Santander México
123

		Payment Rights (MXN)
Market Price	Observed Price	Observation Dates 1 to 3	Exercise Dates 1 to 3	Exercise Date 4
-	0	$-	$-	$70.00
9.08	5	$-	$-	$70.00
18.16	10	$-	$-	$70.00
27.24	15	$-	$-	$70.00
36.31	20	$-	$-	$70.00
45.39	25	$-	$-	$70.00
54.47	30	$-	$-	$70.00
63.55	35	$-	$-	$70.00
72.63	40	$-	$-	$70.00
81.71	45	$-	$-	$70.00
90.79	50	$-	$-	$70.00
99.86	55	$-	$-	$70.00
108.94	60	$-	$-	$70.00
118.02	65	$-	$-	$75.00
127.10	70	$-	$-	$80.00
136.18	75	$-	$-	$85.00
145.26	80	$-	$-	$90.00
154.33	85	$-	$-	$95.00
163.41	90	$2.77	$-	$102.77
172.49	95	$2.77	$-	$102.77
181.57	100	$-	$102.77	$102.77
190.65	105	$-	$102.77	$102.77
199.73	110	$-	$102.77	$102.77
208.81	115	$-	$102.77	$102.77
217.88	120	$-	$102.77	$102.77
226.96	125	$-	$102.77	$102.77
236.04	130	$-	$102.77	$102.77
245.12	135	$-	$102.77	$102.77
254.20	140	$-	$102.77	$102.77

(ii) Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted:

NYSE

Description:

The Energy Select Sector SPDR Fund is a US Stock Exchange traded fund. The ETF tracks the performance of the Energy Select Sector Index. The ETF holds large-cap US energy stocks. It invests in companies that develop and produce crude oil and natural gas, provide drilling and other related services. The holdings are weighted by market capitalization.

Earnings Release | 2Q.2020
Banco Santander México
124

Historical Evolution:

Comparison base: June 30, 2015

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2015	58.79	74.54	19,155,761.05
2016	51.77	77.83	18,003,859.39
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2° Sem. 2018	53.84	77.79	16,208,924.96
1° Sem. 2019	57.35	68.61	14,053,795.99
2° Sem. 2019	55.85	64.44	14,051,855.81
1° Sem. 2020	23.57	60.87	32,986,907.84
January 2020	53.44	60.87	16,578,148.87
February 2020	45.27	55.04	24,597,647.97
March 2020	23.57	47.10	46,300,980.26
April 2020	27.62	38.86	49,507,437.00
May 2020	35.73	40.06	28,157,600.84
June 2020	36.51	46.86	32,764,123.23

Earnings Release | 2Q.2020
Banco Santander México
125

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLE110R DC013

Payment Rights
under different scenarios of the underlying level
$150
$140
$130
$120
$110
$100
$90
$80
80.00
100.00
120.00
140.00
160.00
180.00
Observed price

Earnings Release | 2Q.2020
Banco Santander México
126

Market Price	Observed Price	Payment Rights (MXN)
-	-	$90.00
1.14	3.00	$90.00
2.28	6.00	$90.00
3.42	9.00	$90.00
4.56	12.00	$90.00
5.70	15.00	$90.00
6.84	18.00	$90.00
7.98	21.00	$90.00
9.12	24.00	$90.00
10.26	27.00	$90.00
11.40	30.00	$90.00
12.54	33.00	$90.00
13.68	36.00	$90.00
14.82	39.00	$90.00
15.96	42.00	$90.00
17.10	45.00	$90.00
18.24	48.00	$90.00
19.38	51.00	$90.00
20.52	54.00	$90.00
21.66	57.00	$90.00
22.80	60.00	$90.00
23.94	63.00	$90.00
25.08	66.00	$90.00
26.22	69.00	$90.00
27.36	72.00	$90.00
28.50	75.00	$90.00
29.64	78.00	$90.00
30.78	81.00	$90.00
31.92	84.00	$90.00
33.06	87.00	$90.00
34.20	90.00	$90.00
35.34	93.00	$93.00
36.48	96.00	$96.00
37.62	99.00	$99.00
38.76	102.00	$102.00
39.90	105.00	$105.00
41.04	108.00	$108.00
42.18	111.00	$111.00
43.32	114.00	$114.00
44.46	117.00	$117.00
45.60	120.00	$120.00

Earnings Release | 2Q.2020
Banco Santander México
127

46.74	123.00	$123.00
47.88	126.00	$126.00
49.02	129.00	$129.00
50.16	132.00	$132.00
51.30	135.00	$135.00
52.44	138.00	$112.00
53.58	141.00	$112.00
54.72	144.00	$112.00
55.86	147.00	$112.00
57.00	150.00	$112.00
58.14	153.00	$112.00

(iii) iShares China Large-Cap (FXI*)

Stock Market where it is quoted:

NYSE

Description:

iShares China Large-Cap ETF (FXI *) is an exchange-traded fund incorporated in the US. The ETF tracks the FTSE China 50 index, investing in large cap stocks. Its investments are focused on the financial, oil and gas, technology and communication sectors. The ETF uses a representative indexing sampling, investing at least 90% of its assets in the underlying index.

Historical Evolution:

Comparison base: June 30, 2015

Earnings Release | 2Q.2020
Banco Santander México
128

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2015	33.58	43.84	26,753,718.60
2016	28.44	39.04	23,307,579.12
2017	34.71	48.32	13,563,276.53
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2° Sem. 2018	38.26	44.29	33,269,331.12
1° Sem. 2019	38.09	45.85	29,051,652.97
2° Sem. 2019	37.67	43.71	24,150,925.73
1° Sem. 2020	33.91	45.28	31,917,397.20
January 2020	39.74	45.28	33,042,334.90
February 2020	39.74	42.87	34,584,022.66
March 2020	33.91	41.26	46,848,571.35
April 2020	36.01	39.63	22,984,768.47
May 2020	37.27	39.62	33,961,682.29
June 2020	39.65	41.56	19,568,544.50

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FXI106R DC030

Earnings Release | 2Q.2020
Banco Santander México
129

Payment Rights
under different scenarios of the underlying level
$130
$125
$120
$115
$110
$105
$100
$95
$90
$85
$80
80.00
90.00
100.00
110.00
120.00
130.00
Observed price

Market Price	Observed Price	Payment Rights (MXN)
-	-	$90.00
2.02	5.00	$90.00
4.05	10.00	$90.00
6.07	15.00	$90.00
8.09	20.00	$90.00
10.12	25.00	$90.00
12.14	30.00	$90.00
14.16	35.00	$90.00
16.19	40.00	$90.00
18.21	45.00	$90.00
20.24	50.00	$90.00
22.26	55.00	$90.00
24.28	60.00	$90.00
26.31	65.00	$90.00
28.33	70.00	$90.00
30.35	75.00	$90.00
32.38	80.00	$90.00
34.40	85.00	$90.00
36.42	90.00	$90.00

Earnings Release | 2Q.2020
Banco Santander México
130

38.45	95.00	$95.00
40.47	100.00	$100.00
42.49	105.00	$107.50
43.30	107.00	$110.50
44.52	110.00	$115.00
45.33	112.00	$118.00
46.14	114.00	$110.00
48.16	119.00	$110.00
50.18	124.00	$110.00
52.21	129.00	$110.00
54.23	134.00	$110.00
56.25	139.00	$110.00
58.28	144.00	$110.00
60.30	149.00	$110.00
62.32	154.00	$110.00
64.35	159.00	$110.00
66.37	164.00	$110.00
68.39	169.00	$110.00
70.42	174.00	$110.00
72.44	179.00	$110.00
74.46	184.00	$110.00
76.49	189.00	$110.00
78.51	194.00	$110.00
80.54	199.00	$110.00
82.56	204.00	$110.00
84.58	209.00	$110.00
86.61	214.00	$110.00
88.63	219.00	$110.00

Earnings Release | 2Q.2020
Banco Santander México
131

FXI107R DC031

Market Price	Observed Price	Payment Rights (MXN)
-	-	$90.00
2.00	5.00	$90.00
4.01	10.00	$90.00
6.01	15.00	$90.00
8.01	20.00	$90.00
10.01	25.00	$90.00
12.02	30.00	$90.00
14.02	35.00	$90.00
16.02	40.00	$90.00
18.02	45.00	$90.00
20.03	50.00	$90.00
22.03	55.00	$90.00
24.03	60.00	$90.00
26.03	65.00	$90.00
28.04	70.00	$90.00
30.04	75.00	$90.00
32.04	80.00	$90.00

Earnings Release | 2Q.2020
Banco Santander México
132

34.04	85.00	$90.00
36.05	90.00	$90.00
38.05	95.00	$95.00
40.05	100.00	$100.00
42.05	105.00	$107.50
42.85	107.00	$110.50
44.06	110.00	$115.00
44.86	112.00	$118.00
45.66	114.00	$110.00
47.66	119.00	$110.00
49.66	124.00	$110.00
51.66	129.00	$110.00
53.67	134.00	$110.00
55.67	139.00	$110.00
57.67	144.00	$110.00
59.67	149.00	$110.00
61.68	154.00	$110.00
63.68	159.00	$110.00
65.68	164.00	$110.00
67.68	169.00	$110.00
69.69	174.00	$110.00
71.69	179.00	$110.00
73.69	184.00	$110.00
75.69	189.00	$110.00
77.70	194.00	$110.00
79.70	199.00	$110.00
81.70	204.00	$110.00
83.70	209.00	$110.00
85.71	214.00	$110.00
87.71	219.00	$110.00

(iv) The Coca-Cola Company (KO*)

Earnings Release | 2Q.2020
Banco Santander México
133

Stock Market where it is quoted:

NYSE

Description:

The Coca-Cola Company (KO*) manufactures, markets and distributes soft drink concentrate and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products to retailers and wholesalers in the United States and internationally.

Historical Evolution:

Comparison base: June 30, 2015

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2015	37.99	43.84	14,771,602.37
2016	40.17	46.89	13,537,007.51
2017	40.44	47.43	11,442,184.21
2018	41.55	50.51	12,795,458.74
2019	44.69	55.77	12,958,030.36
2° Sem. 2018	43.75	50.51	12,600,155.84
1° Sem. 2019	44.69	51.92	14,742,370.71
2° Sem. 2019	51.22	55.77	11,202,782.52
1° Sem. 2020	37.56	60.13	19,636,099.53
January 2020	54.25	58.86	13,004,120.94
February 2020	53.49	60.13	13,481,599.45
March 2020	37.56	58.92	32,131,285.13
April 2020	42.12	49.00	18,372,606.73
May 2020	43.26	47.09	20,767,425.06
June 2020	43.57	49.85	19,621,258.77

Earnings Release | 2Q.2020
Banco Santander México
134

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

KOC107R DC005

Earnings Release | 2Q.2020
Banco Santander México
135

Observed Price	Market Price	Payment Rights (MXN)
-	-	$90.00
2.23	5.00	$90.00
4.47	10.00	$90.00
6.70	15.00	$90.00
8.94	20.00	$90.00
11.17	25.00	$90.00
13.40	30.00	$90.00
15.64	35.00	$90.00
17.87	40.00	$90.00
20.11	45.00	$90.00
22.34	50.00	$90.00
24.57	55.00	$90.00
26.81	60.00	$90.00
29.04	65.00	$90.00
31.28	70.00	$90.00
33.51	75.00	$90.00
35.74	80.00	$90.00
37.98	85.00	$90.00
40.21	90.00	$90.00
42.45	95.00	$95.00
44.68	100.00	$100.00
46.91	105.00	$107.50
47.81	107.00	$110.50
49.15	110.00	$115.00
50.04	112.00	$118.00
50.94	114.00	$121.00
51.38	115.00	$110.00
53.62	120.00	$110.00
55.85	125.00	$110.00
58.08	130.00	$110.00
60.32	135.00	$110.00
62.55	140.00	$110.00
64.79	145.00	$110.00
67.02	150.00	$110.00
69.25	155.00	$110.00
71.49	160.00	$110.00

Earnings Release | 2Q.2020
Banco Santander México
136

73.72	165.00	$110.00
75.96	170.00	$110.00
78.19	175.00	$110.00
80.42	180.00	$110.00
82.66	185.00	$110.00
84.89	190.00	$110.00
87.13	195.00	$110.00
89.36	200.00	$110.00
91.59	205.00	$110.00
93.83	210.00	$110.00
96.06	215.00	$110.00

Earnings Release | 2Q.2020
Banco Santander México
137

Hedged Position as of June 30th, 2020

Hedged Position

EMISORAS: SXE009R DC058, SXE108R DC063, XLE110R DC013, MSF105L DC019, SPX012R DV008, FXI106R DC030, FXI107R DC031, KOC107R DC005.

Asset Type	Issuer / Serie	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
HEDGE	SXE009R DC058	464,000	0.00	1.0000	12	1.000000	464,000.00	(55.2338)
HEDGE	SXE108R DC063	808,500	0.00	1.0000	12	1.000000	808,500.00	(68.7197)
HEDGE	XLE110R DC013	1,360,000	0.00	1.0000	12	1.000000	1,360,000.00	(30,216.4006)
HEDGE	MSF105L DC019	705,000	0.00	1.0000	12	1.000000	705,000.00	(2,221.5968)
HEDGE	SPX012R DV008	930,000	0.00	1.0000	12	1.000000	930,000.00	482.1881
HEDGE	FXI106R DC030	500,700	0.00	1.0000	12	1.000000	500,700.00	(19,671.8563)
HEDGE	FXI107R DC031	497,000	0.00	1.0000	12	1.000000	497,000.0000	107.2094
HEDGE	KOC107R DC005	236,200	0.00	1.0000	12	1.000000	236,200.0000	(359.9259)
OBLIGATION	SXE009R DC058	464,000	104.46	1.0000	12	0.000119	55.23	55.2338
OBLIGATION	SXE108R DC063	808,500	90.89	1.0000	12	0.000085	68.72	68.7197
OBLIGATION	XLE110R DC013	1,360,000	93.34	1.0000	12	0.022218	30,216.40	30,216.4006
OBLIGATION	MSF105L DC019	705,000	100.44	1.0000	12	0.003151	2,221.60	2,221.5968
OBLIGATION	SPX012R DV008	930,000	99.44	1.0000	12	0.000518	482.19	(482.1881)
OBLIGATION	FXI106R DC030	500,700	95.82	1.0000	12	0.039289	19,671.86	19,671.8563
OBLIGATION	FXI107R DC031	497,000	0.00	1.0000	12	0.000216	107.2094	(107.2094)
OBLIGATION	KOC107R DC005	236,200	0.00	1.0000	12	0.001524	359.9259	359.9259

Earnings Release | 2Q.2020
Banco Santander México
138

Delta as Issuers
Issuer / Serie	Asset Type	Total
SXE009R DC058	HEDGE	(55.233840)
	OBLIGATION	55.233840
SXE108R DC063	HEDGE	(68.719670)
	OBLIGATION	68.719670
XLE110R DC013	HEDGE	(30,216.400550)
	OBLIGATION	30,216.400550
MSF105L DC019	HEDGE	(2,221.596810)
	OBLIGATION	2,221.596810
SPX012R DV008	HEDGE	482.188100
	OBLIGATION	(482.188100)
FXI106R DC030	HEDGE	(19,671.856290)
	OBLIGATION	19,671.856290
FXI107R DC031	HEDGE	107.209370
	OBLIGATION	(107.209370)
KOC107R DC005	HEDGE	(359.925900)
	OBLIGATION	359.925900
Total		-

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
SXE009R DC058	0.0000	1.0000	0.000000	0.0000	(55.2338)	55.2338
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	(68.7197)	68.7197
XLE110R DC013	0.0000	1.0000	0.000000	0.0000	(30,216.4006)	30,216.4006
MSF105L DC019	0.0000	1.0000	0.000000	0.0000	(2,221.5968)	2,221.5968
SPX012R DV008	0.0000	1.0000	0.000000	0.0000	482.1881	(482.1881)
FXI106R DC030	0.0000	1.0000	0.000000	0.0000	(19,671.8563)	19,671.8563
FXI107R DC031	0.0000	1.0000	0.000000	0.0000	107.2094	(107.2094)
KOC107R DC005	0.0000	1.0000	0.000000	0.0000	(359.9259)	359.9259

Earnings Release | 2Q.2020
Banco Santander México
139

Item 2

2Q.20
Earnings Presentation

Santander

BSMX LISTED NYSE

BSMX

2Q.20 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Maintaining Financial Strength Under COVID - 19 Pandemic Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2 ) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (2Q20*4). / Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M20). 3 ) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q19;2Q20). / Year to date =Annualized cu mulative net income as a percentage of average equity (4Q19;2Q20). Loan book up 7.3% YoY  Growth supported by mortgages, middle - market, corporates and government loans  Consumer and SME loans impacted by pandemic Deposit base up 9.5% YoY  Individual demand deposits +22.6% YoY  Individual term deposits +7.5% YoY Sound asset quality  NPL ratio 2.51% +28 bps  Cost of risk 1 3.14% +44 bps Efficiency benefited by non recurrent market related income  Efficiency ratio 2 40.71% - 358 bps 42.28% - 227 bps  ROAE 3 11.86% - 543 bps 13.52% - 328 bps 2Q20 YoY Var 2Q20 YoY Var  Corporate demand deposits +5.4% YoY  Corporate term deposits +7.8% YoY Strong capital and liquidity positions  CET1 11.64%  LCR 211.33% 2Q20 6M20 YoY Var  Focus on recoveries to mitigate impact of pandemic  Precautionary provisions of Ps.3,915Mn Adapting operations to safeguard customers and employees while supporting our community

Banxico Surveys of GDP Growth Expectations[1] (%)

2
-1
-4
-7
-10
2018
2019
2020
2.8
2021
(April) -3.5
2020
(May) -8.0
-8.8 (June)

Growth of Formal Employment[2] (%)

6
2
-2
-6
2018
2019
2020
(June)
-4.3

Growth of Gross Fixed Investment[3] (%)

0
-20
-40
2018
2019
2020
(April)
-37.1

Santander

4

- 37.1 -40 -20 0 (April) - 4.3 -6 -2 2 6 (June) Macro Indicators Show a Material Contraction in Economic Activity and Employment Growth of Gross Fixed Investment 3 (%) Banxico Surveys of GDP Growth Expectations 1 (%) 13.1 % Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of June 2020. 2) Instituto Mexicano del Seguro Social (IMSS) as of June 2020. 3) Inegi , deseasonalized series as of April 2020. Growth of Formal Employment 2 (%)  Market consensus expectations continue to deteriorate; a mild recovery is expected for 2021  More than one million formal jobs lost from March to June 2020 and more than 20 million including informal  Historic contraction in Fixed Investment hampers future growth prospects 4 - 3.5 - 8.0 - 8.8 2.8 -10 -7 -4 -1 2 (April) 2019 2018 2020 2020 2021 (May) (June) 2019 2018 2020 2019 2018 2020

Total Loans

YoY Growth
5,352
5,335
5,406
5,776
5,738
7.5%
5.8%
4.3%
9.9%
7.7%
2Q19
3Q19
4Q19
1Q20
May'20

Total Deposits

YoY Growth
5,223
5,160
5,310
5,734
5,872
6.1%
5.2%
4.5%
12.3%
13.8%
2Q19
3Q19
4Q19
1Q20
May'20

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

1.2%
6.0%
6.4%
16.7%
18.4%
2Q19
3Q19
4Q19
1Q20
May'20

Santander

5

5 System Loan and Deposit Growth Remain Robust; Consumer Behavior Affected by COVID – 19 Pandemic Source: CNBV Banks as of May 2020 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 7.7% 7.5% 3Q19 2Q19 4.3% 5.8% 4Q19 9.9% 1Q20 May’20 5,352 5,335 5,406 5,776 5,738 YoY Growth 6.1% 5.2% 2Q19 3Q19 12.3% 4.5% 4Q19 13.8% 1Q20 May’20 5,223 5,160 5,310 5,734 5,872 YoY Growth 4Q19 2Q19 3Q19 1Q20 May’20 6.4% 6.0% 5.2% 3.3% - 1.1% 2Q19 1.2% May’20 3Q19 6.0% 4Q19 1Q20 6.4% 16.7% 18.4%

Business continuity Customers 6 COVID - 19 Mitigation Measures Remain in Place ▪ Operational readiness for servicing customers' needs through all digital channels and contact centers – 80% of our branches remain open – 64% increase in digital monetary transactions, while transactions in other channels fell 15% yoy . – Digital sales share almost doubled ▪ Debtor relief program for Individuals and SMEs – 19% of our loan book amount joined ▪ Restructuring support for Corporates and Middle - market ▪ Bank’s health insurance products offer coverage for COVID - 19 pandemic ▪ Established work - from - home protocols with over 90% of our personnel working remotely since mid - March − Critical personnel works remotely or split into teams on alternative schedules or work sites ▪ Branch employees are split into teams with 62% working on site and the rest works remotely − In branch sanitization standards and protection kits − Performing recoveries functions ▪ Additional IT resources channeled into remote operating tools and cybersecurity ▪ Medical assistance and special support line for confidential counseling ▪ Zero layoffs and full salaries to all employees Community ▪ Donation of the COVID - 19 CDMX App to the authorities ▪ Ps.4 million donated to TecSalud ▪ 5,350 pantries and hygiene kits delivered to vulnerable families ▪ Ps.15 million donated in medical and protection equipment to the National Institute of Respiratory Diseases ▪ 125,000 meals delivered to medical personnel at COVID hospitals ▪ 20,000 protection equipment donated to doctors and nurses

Active Management of Customers in Debt Relief Program

Portfolio under support program

20%
Credit cards
8%
Consumer
39%
16%
48%
Mortgages
42% of the product's loan book
28%
SMEs
54%

Support program and restructurings

Credit cards
6%
Consumer
12%
35%
Mortgages
SMEs
20%
27%
Corporates

Santander

7

Consumer includes auto, personal and payroll loans.

Consumer includes auto, personal and payroll loans. Active Management of Customers in Debt Relief Program Portfolio under support program The portfolio under support program represents 19% of the total loan book and accounts for Ps.140 Bn 8% 48% 16% 28% Mortgages SMEs Consumer Credit cards Support program and restructurings This portfolio represents 25% of the total loan book and accounts for Ps.191 Bn 27% 6% SMEs 35% Credit cards 20% Corporates Mortgages 12% Consumer 20% 39% 42% of the product’s loan book 54%  Leveraging our CRM capabilities to forecast possible customer behavior and assess the quality of the portfolio  Implementing recoveries plan ahead of payments shock: in 1Q20 there were 3,630 employees focused on collections and for 2Q20 the re were 5,956 (+64%). 7

Banks  2017  2018  2019  May 2020   1,307  1,519  2,076  2,097  Peer 1  1,597  1,799  1,934  1,947  Peer 2  1,309  1,312  1,503  1,492  Peer 3  692 1,360  770  1,461  Peer 4 1,300  1,605  1,588  1,398  Peer 5 1,153  1,230  1,332  1,369  Average 2 1,210 1,461 1,425 1,533 9.34% 11.20% 3.24% 10.43% 11.28% 3.64% 86% 9% 5% 85% 6% 9% Total Portfolio NPL 4.33 % NPL NPL Mar - 20 Breakdown of Mortgage Portfolio  NPL ratio of the organic mortgage portfolio maintained a relative healthy asset quality  The GE+ING portfolio, along with Infonavit have shown higher NPLs given they are middle - low income segment and are in run - off  The Loan to Value of the mortgage book is at 44% while the new origination is at 70%, providing a good guarantee coverage  The highest average ticket among main peers given our focus to mid to residential segments  In 2017, the bank’s average ticket was 8% above our peers’ average, while by May 2020, it reached 37% above our peers’ average. Total Portfolio NPL 4.69% Highlights Jun - 20 Average Ticket 1 S ource: Company filings and CNBV as of May 2020. 1) Thousands of pesos. Santander includes Sofomes . 2) Excluding Santander. 8 Organic Mortgage Portfolio With Defensive Structure

Origination Mix and Dynamics

Portfolio Mix Origination

Commercial Portfolio[1]
Individual Portfolio
22%
78%
2Q19
18%
82%
2Q20

Portfolio Mix Balance

Commercial Portfolio
Individual Portfolio
37%
63%
2Q19
36%
64%
2Q20

Loan Origination during the Covid-19 pandemic

Mortgage Origination

Total Consumer[2] Origination

Commercial Portfolio Origination

9

9 Origination Mix and Dynamics Source: Company filings under CNBV GAAP, in billion pesos. 1) Commercial Portfolio includes: corporates, SMEs, middle market and institutions. 2) Total consumer includes: payroll, credit cards, auto and personal loans. Portfolio Mix Origination Loan Origination during the Covid - 19 pandemic  June showed a positive trend in loan origination across segments 18% 82% 22% 78% Mortgage Origination Total Consumer 2 Origination Commercial Portfolio Origination 1.9 2.4 2.9 1.7 1.8 2.1 January February March April May June 1Q20 2Q20 16.7 15.6 14.9 9.3 10.4 12.4 January February March April May June 1Q20 2Q20 2Q19 2Q20 Commercial Portfolio 1 Individual Portfolio Portfolio Mix Balance 36% 64% 37% 63% 2Q19 2Q20 Commercial Portfolio Individual Portfolio 54.5 56.1 98.1 63.6 54.4 56.4 January February March April May June 1Q20 2Q20

Strong Capital Position and Liquidity Profile

CET1

16.7%
5.1%
AT1 + Tier 2
+340bps
CET1
11.6%
+590bps
8.2%
Capital conservation buffer (waived)
2.5%
Systemic buffer
1.2%
Minimum CET1 Ratio
4.5%
Regulatory Minimum
2Q20

- Core Capital well in excess of regulatory minimums

Liquidity Coverage Ratio (LCR[1])

211%
111% above regulatory minimum
100%
Regulatory Minimum
2Q20

Santander

10

10 Strong Capital Position and Liquidity Profile CET1 13.1 % Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) LCR = Liquidity Coverage Ratio. Liquidity Coverage Ratio (LCR 1 ) 100% 211% Regulatory Minimum 2Q20 111% above regulatory minimum  2Q20 LCR of 211% in the quarter, well above 100% Banxico regulatory requirement  On April 14, issued U.S.$1.75 billion of 5.375% senior notes due 2025 that further strengthen liquidity  Diversified funding sources and manageable maturity profile  Core Capital well in excess of regulatory minimums 1.2% 5.1% 8.2% 2.5% 16.7% 11.6% +590bps Regulatory Minimum 2Q20 Capital conservation buffer (waived) 4.5% CET1 +340bps Systemic buffer Minimum CET1 Ratio AT1 + Tier 2

Total Loans

+7.3%
775,809
751,219
-3.2%
700,329
697,326
713,680
2Q19
3Q19
4Q19
1Q20
2Q20

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 7%
Middle-Market 28%
Mortgages 21%
Corporates 14%
SMEs 10%
Gov&FinEnt 12%

	2Q20				2Q19	
	$$	Var YoY	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:						
Middle-market	214,556	14.1%				
SMEs	72,198	(9.2%)				
Credit cards	54,242	(5.6%)				
Consumer	58,750	2.7%				
	399,747	**4.6%**	53.2%	66.1%	54.6%	67.0%
Low-margin segments:						
Corporates	104,834	6.7%				
Government & Financial Entities	87,859	18.5%				
Mortgages	158,779	9.0%				
	351,472	**10.5%**	46.8%	33.9%	45.4%	33.0%

Source: Company filings under CNBV GAAP, in million pesos.

Santander

11

11 Santander Mexico Loan Growth Supported by Commercial Portfolio and Mortgages Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 2Q20 713,680 2Q19 1Q20 4Q19 3Q19 700,329 697,326 775,809 751,219 - 3.2% +7.3% $$ Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 214,556 14.1% 53.2% 66.1% SMEs 72,198 (9.2%) Credit cards 54,242 (5.6%) Consumer 58,750 2.7% 399,747 4.6% Low - margin segments : Corporates 104,834 6.7% 46.8% 33.9% Government & Financial Entities 87,859 18.5% Mortgages 158,779 9.0% 351,472 10.5% Middle - Market 28% Corporates 14% Gov&FinEnt 12% SMEs 10% Mortgages 21% Credit Cards 7% Consumer 8% Contribution to: Loans NII Loans 54.6% 67.0% 45.4% 33.0% 2Q20 2Q19

Individual Loans

2Q19 260,346 → +4.4% → 271,771 2Q20

Mortgages

+9.0%
145,651
148,733
151,929
155,214
158,779
+2.3%
2Q19
3Q19
4Q19
1Q20
2Q20

Credit Cards

-5.6%
57,476
58,960
59,478
57,624
54,242
-5.9%
2Q19
3Q19
4Q19
1Q20
2Q20

Consumer[1]

+2.7%
57,219
57,670
57,644
58,287
58,750
+0.8%
Personal
Payroll
2Q19
3Q19
4Q19
1Q20
2Q20

12

12 Strong Mortgage Growth While Consumer Loans Remained Affected by the Pandemic Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of May 2020. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 271,771 260,346 2Q19 2Q20 +4.4% 151,929 2Q19 3Q19 4Q19 1Q20 2Q20 158,779 145,651 148,733 155,214 +2.3% +9.0% 1Q20 3Q19 58,960 2Q19 4Q19 2Q20 59,478 57,476 57,624 54,242 - 5.9% - 5.6% 2Q19 4Q19 3Q19 1Q20 2Q20 58,287 57,219 57,670 57,644 58,750 +0.8% +2.7%  Double digit organic growth – up +13.0% YoY  # 3 top mortgage originator, with Hipoteca Plus accounting for 59% of new mortgages  June's origination up 26% vs April's  Usage and balances negatively impacted by Covid - 19  Usage down 30% YoY in the quarter  Conservative management of customers' credit limits  Growth focused in payroll loans, up 2.5% YoY, while personal loans contracted by 8.7% YoY  June's auto loan production more than doubled vs 1Q20 average boosted by commercial agreement with Mazda  Originated close to Ps.2.1 billion in auto loans over the LTM, bringing this portfolio to over Ps.3.4 billion Personal Payroll Mortgages Credit Cards Consumer 1

Loyal Customers[1]

Loyal / Active
+16.5%
2,844
2,980
3,168
3,300
3,313
31%
35%
2Q19
3Q19
4Q19
1Q20
2Q20

Digital Customers[1]

+31.2%
3,512
3,815
4,170
4,448
4,606
2Q19
3Q19
4Q19
1Q20
2Q20

A loyal customer is 4x more profitable

Digital Channels

Digital Transactions / Total Transactions[2]

17.8%
16%
84%
29.6%
7%
93%
Internet
Mobile
Jun'19
Jun'20

Products Sales by Channels[3]

25%
75%
44%
56%
Digital
Others
2Q19
2Q20

Mobile Customers[1]

+38.0%
3,094
3,425
3,803
4,215
4,269
2Q19
3Q19
4Q19
1Q20
2Q20

Santander

13

13 Continued Increase in Loyal Customers and Sustained Shift to Digital Channels Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. 3) Sales by channel of individuals and SMEs. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 A loyal customer is 4x more profitable 2,980 1Q20 2Q19 4Q19 3Q19 2Q20 2,844 3,168 3,300 3,313 +16.5% 1Q20 2Q19 3Q19 4,448 4Q19 2Q20 3,512 3,815 4,170 4,606 +31.2% 2Q19 1Q20 2Q20 3Q19 4Q19 3,425 3,094 3,803 4,215 4,269 +38.0% 84% 16% Jun’19 7% Jun’20 93% 17.8% 29.6% Internet Mobile 2Q20 25% 56% 75% 2Q19 44% Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channels 3 31% 35% Loyal / Active

Commercial Loans

2Q19 439,983 → +9.0% → 479,448 2Q20

SMEs

-9.2%
79,491
78,075
76,344
74,587
72,198
-3.2%
2Q19
3Q19
4Q19
1Q20
2Q20

Middle-Market

Corporates

+6.7%
98,270
93,838
94,506
122,347
104,834
-14.3%
2Q19
3Q19
4Q19
1Q20
2Q20

Government & Fin. Ent.

Santander 14

Source: Company filings under CNBV GAAP, in million pesos.

14 Commercial Lending Growth Remains Robust; SMEs Impacted by COVID - 19 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 479,448 439,983 2Q19 2Q20 +9.0% SMEs Middle - Market Corporates Government & Fin. Ent . 1Q20 3Q19 2Q19 4Q19 2Q20 74,587 79,491 78,075 76,344 72,198 - 3.2% - 9.2% 2Q19 3Q19 1Q20 4Q19 2Q20 122,347 98,270 93,838 94,506 104,834 - 14.3% +6.7% 2Q19 3Q19 4Q19 1Q20 2Q20 188,053 185,567 186,615 214,054 214,556 +0.2% +14.1% 74,169 1Q20 2Q19 3Q19 4Q19 2Q20 74,482 87,165 93,696 87,859 - 6.2% +18.5%

Total Deposits

+9.5%
810,340
789,740
-2.5%
721,288
683,590
692,537
Term
Demand
36%
64%
36%
64%
36%
64%
34%
66%
36%
64%
2Q19
3Q19
4Q19
1Q20
2Q20

Demand Deposits

+10.5%
459,727
507,965
Individuals +22.6%
Corporate +5.4%
2Q19
2Q20

Term Deposits[1]

+7.7%
261,561
281,775
Individuals +7.5%
Corporate +7.8%
2Q19
2Q20

Santander

15

15 Total Deposit Supported by Promotional Campaign; Lower Interest Rates Favor Demand vs. Term Deposits Total Deposits 2Q20 64% 64% 721,288 36% 64% 36% 2Q19 3Q19 789,740 36% Demand 64% 4Q19 34% 66% 1Q20 36% Term 683,590 692,537 810,340 - 2.5% +9.5% Demand Deposits 2Q19 507,965 2Q20 459,727 +10.5% +22.6% Individuals Corporate +5.4% Term Deposits 1 261,561 2Q19 2Q20 281,775 +7.7%  Total retail deposits – up 16.8% YoY  Strategy to attract more deposits boosted individual demand deposits by 23% YoY  Lower interest rates and commercial customers reversing credit lines tempered commercial deposit growth  Profitability focus also contributed to reduce high cost deposits Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +7.5% +7.8%

Strong Liquidity Profile and Capital Position

Net Loans to Deposits[1]

94.13%
98.89%
99.95%
92.94%
91.81%
2Q19
3Q19
4Q19
1Q20
2Q20

Debt Maturity[3]

21,438³
18,555
30,329
40,200
10,150
29,863
11,486⁴
2020
2021
2022
2025
2026
2028
>2028

CET1 and Capitalization

16.50%
16.89%
16.37%
16.23%
16.69%
11.89
12.29
11.89
11.06
11.64
Tier 2
AT1
CET1
2Q19
3Q19
4Q19
1Q20
2Q20⁵

Santander

16

16 Strong Liquidity Profile and Capital Position Net Loans to Deposits 1 Debt Maturity 3 CET1 and Capitalization  Net loans to deposits ratio at one of its strongest levels  Diversified funding sources and manageable maturity profile  LCR 2 of 211.33%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 58 bps to 11.64% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) Including Ps.66,688 of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 2Q20 is preliminary. 92.94% 2Q19 3Q19 4Q19 2Q20 99.95% 1Q20 94.13% 98.89% 91.81% 11.89 12.29 11.89 11.06 11.64 4Q19 1Q20 2Q19 3Q19 2Q20 5 Tier 2 AT1 CET1 16.50% 16.89% 16.37% 16.23% 16.69% 18,555 30,329 40,200 10,150 29,863 11,486 4 2022 2020 >2028 2026 2021 2025 2028 21,438 3

17 Lower Interest Rates and Low Margin Segments Growth Explain Contraction in NII and a Lower NIM N et Interest Income and NIM 1  NII declined 4.0% YoY , principally due to: ▪ Lower interest income from: • Credit cards: - 7.1% • Loan portfolio (ex - credit cards): - 5.2% ▪ Partially offset by higher interest income from investment in securities: +33.0%  NIM declined 128 bps YoY to 4.48% in 2Q20 and decreased 97 bps QoQ  Reference interest rate had three cuts during the quarter; the average interest rate (TIIE28) in the 2Q20 was 6.06%, 244 bps lower than 2Q19 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income (2Q20*4) divided by daily average interest earnings assets (1Q20) . Year to date = Annualized net interest income (6M20*2) divided by daily average interest earnings assets (6M20). 4Q19 2Q19 15,931 5.76 5.39 5.74 3Q19 5.45 1Q20 4.48 16,589 2Q20 16,588 16,727 16,896 - 5.7% - 4.0% 5.67 6M19 4.93 6M20 33,037 32,827 - 0.6%

18 Credit Card Fees Most Impacted by Stay - At - Home Guidelines; Strong Performance in Investment Banking Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. 3Q19 4,697 2Q20 4,697 1Q20 2Q19 4Q19 4,325 4,598 4,580 - 2.1% - 2.1% Insurance 29% Cash management* 24% Credit cards 25% Financial advisory services 9% Investment funds 9% Purchase - sale of securities and money market transactions 4% 9,295 6M19 6M20 9,123 +1.9% Var YoY Var YoY 2Q19 1Q20 2Q20 $$ % 6M19 6M20 $$ % Insurance 1,358 1,199 1,340 (18) (1.3%) 2,495 2,539 44 1.8% Cash management* 1,307 1,386 1,256 (51) (3.9%) 2,569 2,642 73 2.8% Credit cards 1,297 1,281 1,163 (134) (10.3%) 2,637 2,444 (193) (7.3%) Financial advisory services 325 435 426 101 31.1% 670 861 191 28.5% Investment funds 394 394 396 2 0.5% 764 790 26 3.4% Purchase - sale of securities and money market transactions 213 210 190 (23) (10.8%) 374 400 26 7.0% Bank correspondents (197) (208) (173) 24 (12.2%) (386) (381) 5 (1.3%) Net commisions and fees 4,697 4,697 4,598 (99) (2.1%) 9,123 9,295 172 1.9%

19 Gross Operating Income Supported by Robust Market Related Income Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 2Q20 2Q19 3Q19 1Q20 4Q19 21,849 22,270 22,513 22,476 23,812 +5.9% +9.0% Net Interest Income 66.9% Net Commissions and Fees 19.3% Market related revenue 13.8% 46,288 6M19 6M20 43,056 +7.5% Var YoY Var YoY 2Q19 1Q20 2Q20 Var $$ Var % 6M19 6M20 Var $$ Var % Net Interest Income 16,588 16,896 15,931 (657) (4.0%) 33,037 32,827 (210) (0.6%) Net Commissions and Fees 4,697 4,697 4,598 (99) (2.1%) 9,123 9,295 172 1.9% Market related revenue 564 883 3,283 2,719 — 896 4,166 3,270 — Gross Operating Income* 21,849 22,476 23,812 1,963 9.0% 43,056 46,288 3,232 7.5%

Loan Loss Reserves (LLR)

+87.5%
Additional LLR
+54.1%
8,350
13,515
+61.7%
4,454
4,478
4,862
5,165
3,915
8,772
3,915
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

Cost of Risk[1]

+44bps
+44bps
3.14%
3.14%
+49bps
2.70%
2.62%
2.60%
2.65%
2.70%
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

NPL Ratio

Santander

20

6M19 6M20 3.14% 2.70% +44 bps 20 Cost of Risk Impacted by Precautionary COVID - 19 Related Charge; NPLs Show Slight Deterioration So Far Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. C ost of Risk 1 4Q19 1Q20 2Q19 3Q19 2Q20 2.60% 2.70% 2.62% 2.65% 3.14% +49bps +44 bps NPL Ratio 2Q19 1Q20 2Q20 Var YoY (bps) Var QoQ (bps) Consumer 3.90% 3.73% 4.16% 26 43 Credit Card 4.39% 4.14% 4.82% 43 68 Other consumer 3.40% 3.31% 3.55% 15 24 Mortgages 3.86% 4.33% 4.69% 83 36 Commercial 2 1.26% 1.13% 1.40% 14 27 SMEs 2.25% 2.61% 3.37% 112 76 NPL ratio 2.23% 2.16% 2.51% 28 35 2Q19 1Q20 3Q19 4,478 4Q19 3,915 2Q20 4,862 4,454 5,165 8,350 +61.7% +87.5% 6M19 3,915 6M20 8,772 13,515 +54.1% Additional LLR

6M20 6M19 44.55% 42.28% - 227 bps 21 Cost Controls Mitigate Amortization and IPAB Charges, while Maintaining Digitalization Initiatives; Notable Improve in Efficiency Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (2Q20*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M20). Efficiency 1 4Q19 2Q19 3Q19 1Q20 2Q20 9,482 9,783 10,344 9,785 9,599 - 1.9% +1.2% 2Q19 2Q20 3Q19 4Q19 1Q20 40.71% 45.11% 44.29% 47.21% 43.95% - 324bps - 358 bps Expenses Breakdown & Performance 18,738 6M19 19,384 6M20 +3.4% Var YoY Var YoY 2Q19 1Q20 2Q20 $$ % 6M19 6M20 $$ % Personnel 3,978 3,922 3,555 (423) (10.6%) 7,843 7,477 (366) (4.7%) Administrative expenses 3,708 4,014 4,002 294 7.9% 7,409 8,016 607 8.2% Depreciation and amortization 948 1,015 993 45 4.7% 1,826 2,008 182 10.0% IPAB 848 834 1,049 201 23.7% 1,660 1,883 223 13.4% Administrative & prom expenses 9,482 9,785 9,599 117 1.2% 18,738 19,384 646 3.4%

Net Income

-24.6%
-11.5%
5,608
5,517
4,916
5,414
4,230
-21.9%
10,899
9,644
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

ROAE[1]

-543bps
-328bps
17.29%
16.63%
14.88%
15.48%
11.86%
-362bps
16.80%
13.52%
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

Effective Tax Rate

+38bps
+60bps
24.96%
25.72%
26.69%
26.02%
25.34%
-68bps
25.12%
25.72%
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

Profit Before Taxes

-24.2%
-11.1%
7,473
7,427
6,706
7,318
5,666
-22.6%
14,555
12,984
2Q19
3Q19
4Q19
1Q20
2Q20
6M19
6M20

Santander

22

6M19 13.52% 6M20 16.80% - 328bps 22 Net Income Down, Mainly Impacted by Higher Loan Loss Provisions Resulting from COVID - 19 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q19,2Q20). Year to date = Annualized cumulative net income as percentage of average equity (4Q19,2Q20). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 2Q20 2Q19 4Q19 3Q19 1Q20 5,608 5,517 4,916 5,414 4,230 - 21.9% - 24.6% 2Q19 4Q19 3Q19 1Q20 2Q20 17.29% 16.63% 14.88% 15.48% 11.86% - 362bps - 543bps 4Q19 1Q20 2Q19 3Q19 2Q20 24.96% 25.72% 26.69% 26.02% 25.34% - 68bps +38bps 3Q19 2Q19 4Q19 1Q20 2Q20 7,473 7,427 6,706 7,318 5,666 - 22.6% - 24.2% 6M19 9,644 6M20 10,899 - 11.5% 6M19 25.12% 6M20 25.72% +60bps 6M20 6M19 12,984 14,555 - 11.1%

23 Looking Ahead Unprecedented economic contraction caused by COVID - pandemic with a gradual recovery expected Impact on business will be largely dependent on the duration of pandemic, risks associated with premature reopening, and pace of expected economic recovery Loan portfolio expected to be driven by commercial loans - mainly medium and large companies - and mortgages, with consumer loans lagging behind Limited visibility on loan portfolio performance and underlying quality, due to payment holiday program • Closely monitoring customer behavior, using CRM capabilities • Launched early recoveries strategy • Preemptive provisions of 3.9 billion in 2Q20 that could be revised Focus on cross selling, non - credit products and insurance to support commissions and fees Maintain cost control while continuing to make medium and long - term investments in IT and digitalization Capital and liquidity levels are to remain well in excess of regulatory minimums

Questions and Answers

25 Annexes

Macroeconomic

GDP Growth (%)
2.1
0.1
-10.5
3.2
1.3
2018
2019
2020E
2021E
2022E

Average Exchange Rate
(MXP/USD)
19.2
19.3
24.1
26.0
26.3
2018
2019
2020E
2021E
2022E

Annual Inflation Rate (%)
4.8
2.8
3.6
3.5
3.5
2018
2019
2020E
2021E
2022E

Santander

Source: INEGI, Banxico and Santander

26

26 Macroeconomic Source: INEGI, Banxico and Santander GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 0.1 3.2 1.3 2018 2019 2020E 2021E 2022E - 10.5 19.2 19.3 24.1 26.0 26.3 2022E 2018 2019 2020E 2021E 4.8 2.8 3.6 3.5 3.5 2019 2018 2020E 2021E 2022E 8.25 7.25 4.00 4.00 4.00 2018 2019 2020E 2021E 2022E

27 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 2Q19 1Q20 2Q20 QoQ YoY 6M19 6M20 YoY Interest income 30,556 30,847 29,383 (4.7) (3.8) 61,329 60,230 (1.8) Interest expense (13,968) (13,951) (13,452) (3.6) (3.7) (28,292) (27,403) (3.1) Net interest income 16,588 16,896 15,931 (5.7) (4.0) 33,037 32,827 (0.6) Provisions for loan losses (4,454) (5,165) (8,350) 61.7 87.5 (8,772) (13,515) 54.1 Net interest income after provisions for loan losses 12,134 11,731 7,581 (35.4) (37.5) 24,265 19,312 (20.4) Commission and fee income 6,486 6,508 6,188 (4.9) (4.6) 12,502 12,696 1.6 Commission and fee expense (1,789) (1,811) (1,590) (12.2) (11.1) (3,379) (3,401) 0.7 Net gain (loss) on financial assets and liabilities 564 883 3,283 — — 896 4,166 — Other operating income (440) (212) (232) 9.4 (47.3) (991) (444) (55.2) Administrative and promotional expenses (9,482) (9,785) (9,599) (1.9) 1.2 (18,738) (19,384) 3.4 Operating income 7,473 7,314 5,631 (23.0) (24.6) 14,555 12,945 (11.1) Equity in results of associated companies 0 4 35 — — 0 39 — Operating income before income taxes 7,473 7,318 5,666 (22.6) (24.2) 14,555 12,984 (10.8) Current income taxes (1,782) (3,044) (2,023) (33.5) 13.5 (3,033) (5,067) 67.1 Deferred income taxes (net) (83) 1,140 587 (48.5) — (623) 1,727 (377.2) Net income 5,608 5,414 4,230 (21.9) (24.6) 10,899 9,644 (11.5)

28 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Jun - 19 Mar - 20 Jun - 20 QoQ YoY Funds available 73,192 113,427 85,658 (24.5) 17.0 Margin accounts 3,826 4,929 4,638 (5.9) 21.2 Investment in securities 282,178 368,394 540,938 46.8 91.7 Debtors under sale and repurchase agreements 67,889 66,147 36,848 (44.3) (45.7) Derivatives 147,088 346,921 385,504 11.1 162.1 Valuation adjustment for hedged financial assets 152 264 421 59.5 — Total loan portafolio 700,329 775,809 751,219 (3.2) 7.3 Allowance for loan losses (21,345) (22,664) (26,157) 15.4 22.5 Loan portafolio (net) 678,984 753,145 725,062 (3.7) 6.8 Accrued income receivable from securitization transactions 84 154 155 0.6 84.5 Other receivables (net) 77,945 106,093 107,968 1.8 38.5 Foreclosed assets (net) 232 155 136 (12.3) (41.4) Property, furniture and fixtures (net) 9,054 10,343 10,185 (1.5) 12.5 Long - term investment in shares 90 359 913 154.3 914.4 Deferred taxes and deferred profit sharing (net) 18,901 21,849 21,560 (1.3) 14.1 Deferred charges, advance payments and intangibles 8,536 9,991 9,324 (6.7) 9.2 Other 36 39 40 2.6 11.1 Total assets 1,368,187 1,802,210 1,929,350 7.1 41.0 Deposits 776,006 861,518 880,490 2.2 13.5 Bank and other loans 68,089 40,595 73,378 80.8 7.8 Creditors under sale and repurchase agreements 84,668 234,582 267,962 14.2 216.5 Securities lending 1 0 0 — (100.0) Collateral sold or pledged as guarantee 21,211 10,209 15,411 51.0 (27.3) Derivatives 144,866 361,310 399,025 10.4 175.4 Valuation adjustment of financial liabilities hedging (12) 3 4 33.3 — Other payables 104,255 110,432 104,481 (5.4) 0.2 Subordinated credit notes 34,886 42,218 41,957 (0.6) 20.3 Deferred revenues and other advances 388 302 106 (64.9) (72.7) Total liabilities 1,234,358 1,661,169 1,782,814 7.3 44.4 Total stockholders' equity 133,829 141,041 146,536 3.9 9.5

Thank you.

Our purpose is to help people
and business prosper.

Simple Personal Fair

Santander

BSMX LISTED NYSE

BSMX

MEMBER OF
Dow Jones
Sustainability Indices
In Collaboration with RobecoSAM

FTSE4Good

Thank you . Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: